SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07
Corporate Registry (NIRE) no. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

ANNUAL SHAREHOLDERS’ MEETING

APRIL 30, 2020

CONTENTS

(i) examination and approval of the Company’s management report, balance sheet and financial statements for the fiscal year ended December 31, 2019.	3
(ii) Deliberate on the allocation of results for the fiscal year;	3
(iii) Definition of overall Management compensation for fiscal year 2020.	4
(iv) Ratification of the tenure of Directors João Antonio Lopes Filho and Denise dos Passos Ramos for a period that coincides with the tenure of the other directors.	4
(v) Approve the decrease in capital stock, so as to absorb the losses recorded by the Company.	4
APPENDIX II – MANAGEMENT COMPENSATION INFORMATION	26
Appendix III - Information from ITEMS 12.5 to 12.10 in the reference form	59
Appendix IV - Information on the capital decrease	62
Appendix V - Information on the Bylaws amendment	63

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07
Corporate Registry (NIRE) no. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below, we present for your analysis, the Management proposal for the matters of the agenda of the Company’s Annual Shareholders’ Meeting to be held, if on first call, on April 30, 2020, at 9:00 a.m. (“ASM”):

At the Annual Shareholders’ Meeting:

(i) examination and approval of the Company’s management report, balance sheet and financial statements for the fiscal year ended December 31, 2019.

We propose the approval, without reservations, of the Management accounts and the financial statements for fiscal year 2019, as disclosed on March 26, 2019 on the websites of the Brazilian Securities and Exchange Commission (“ CVM”) and the B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), via the Periodic Information System (IPE), and published on March 27, 2020 in the newspapers “O Estado de São Paulo” and “Official Gazette of the State of São Paulo” (“Financial Statements”).

In accordance with Article 9, paragraph III of ICVM 481, the Management comments on the Company’s financial condition are detailed in Appendix I hereto.

We inform that in compliance with Article 9, V and sole paragraph, III of ICVM 481, the report issued by the Audit Committee is available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

(ii) Deliberate on the allocation of results for the fiscal year;

Since the Company recorded net loss in the fiscal year ended December 31, 2019, there is no proposal for allocation of net income, and the reporting required by Exhibit 9-1-II of CVM Instruction 481 of December 17, 2009 (“ICVM 481”) is harmed. For this same reason, this is not the case of mentioning distribution of dividends.

(iii) Definition of overall Management compensation for fiscal year 2020.

The Board of Directors proposes the approval of overall annual compensation for the Company’s management (Board of Directors and Board of Executive Officers) for fiscal year 2020 in the amount of up to R$16,526,632.70, of which R$15,546,632.70 correspond to the compensation expected for the Company’s Statutory Board of Executive Officers and R$98,000.00 correspond to the compensation expected for the Board of Directors.

The gross amount of Management compensation for fiscal year 2020, R$18,221,484.91, represents an increase of 234% compared to the overall net Management compensation in fiscal year 2019. This increase reflects the adjustment to compensation, including due to salary alignment and benefit packages compatible with the market, as well as the increase in the number of members of the Company’s Management and establishment of a bonus program for members of Management, which did not exist. Compensation approved for fiscal year 2019 compares as follows:

Body	Amounts Proposed 2019	Amounts Proposed 2020	Reasons for Change
Board of Executive Officers	R$5,780,808.00	R$15,546,632.70	Increase in the number of Executive Officers and Directors
Board of Directors	R$2,001,600.00	R$980,000.00	Decrease in the number of members and fees
Overall Total	R$7,782,408.00	R$16,526,632.70	Implementation of bonus program measuring results

In compliance with Article 12 of CVM Instruction 481, as well as the proposed management compensation, the Company presents information from Item 13 of the Reference Form in Appendix II of this Proposal.

(iv) Ratification of the tenure of Directors João Antonio Lopes Filho and Denise dos Passos Ramos for a period that coincides with the tenure of the other directors.

In compliance with Article 10 of CVM Instruction 481, the Company presents information from Items 12.5 to 12.10 of the Reference Form in Appendix II of this Proposal.

At the Extraordinary Shareholders’ Meeting:

(v) Approve the decrease in capital stock, so as to absorb the losses recorded by the Company.

In compliance with Article 16 of CVM Instruction 481, the Company presents information from Appendix 16 to CVM Instruction 481 in Appendix IV of this Proposal,

as well as information on the statutory amendment arising from Appendix V to this Proposal.

Additional Information and Where to Find It.

Documents available to shareholders. All documents and information related to the matters described above are available at the Company’s headquarters and on the websites for the Company (www.gafisa.com.br/ri/), B3 (www.b3.com.br) and the Securities and Exchange Commission of Brazil (www.cvm.gov.br), as established by Law no. 6,404 of December 15, 1976, as amended (“Brazilian Corporations Law”) and CVM Instruction 481 of December 17, 2009, as amended (“ICVM 481”).

Shareholder participation at the AESM. Shareholders of shares issued by the Company can attend the AESM in person, through legal proxies or attorneys-in-fact, or via absentee ballot under ICVM 481, which allows shareholders to submit absentee ballots through their respective custodians and bookkeepers of Company shares, or directly to the Company.

Shareholders who choose to attend in person or through duly-established attorneys-in-fact must present the following documents at the AESM: (a) identity document, and proof of ownership of book-entry shares, issued by the depositary financial institution at least three (3) days before submission of the absentee ballot or before the date of the AESM; and, if applicable, (b) powers-of-attorney to represent the shareholder by proxy, granted in accordance with Article 126 of the Brazilian Corporations Law.

Individual shareholders may be represented by an attorney-in-fact with powers granted less than one (1) year earlier, who must be a shareholder, a Company manager, a lawyer or a financial institution, while the investment fund manager shall be responsible for representing the co-owners in accordance with Article 126, Paragraph 1, of the Brazilian Corporations Law.

As broadly disclosed in the media, considering recent updates on cases of COVID-19 (coronavirus) in Brazil, the Company strongly suggests that shareholders choose the Absentee Ballot mode for participating in the AESM.

Presentation of Documents to Participate in the AESM. With the purpose of accelerating the process and facilitating the works of the AESM, the Company requests that shareholders send the documents listed in item 2 above to the Company’s headquarters, to the care of the Investor Relations Department, at least 48 hours before the beginning of the AESM. Notwithstanding the provisions above, shareholders who attend the AESM bearing such documents shall be allowed to participate and vote, even if they fail to submit them in advance.

São Paulo, March 30, 2020.

The Management

Gafisa S.A.

APPENDIX I – MANAGEMENT COMMENTS

(In accordance with Appendix 24, item 10 of CVM Instruction No. 480)

10.1. General Financial and Equity Conditions

a) general financial and equity conditions

Management believes that the Company is one of the leading players in the real estate development market, operating nationwide with a focus on high-quality residential projects targeting the medium-high and high-income brackets.

The Company’s revenue largely derives from the development and sale of real estate projects. The Company recognizes revenue from these real estate projects during the construction period, based on a financial calculation related to the project’s value upon completion, not upon signing of the sales contract. On a smaller scale, the Company also generates revenue from the provision of real estate services to third parties, such as construction, technical and real estate management services. The Company structures few of its projects through its subsidiaries or jointly-owned subsidiaries, set up as Special-purpose Entities (SPE).

Liquidity Indicators (R$ Mil)	12/31/2019	12/31/2018	12/31/2017
(a) Current Assets	1,800,168	1,683,371	1,731,147
(b) Non-current Assets	751,719	842,909	1,145,213
(c) Current Liabilities	1,252,402	1,039,015	1,256,243
(d) Non-current Liabilities	404,342	994,074	905,048
(e) Properties to Sell (AC)	786,660	890,460	990,286
Current Liquidity (a/c)	144%	162%	138%
Overall Liquidity (a+b)/(c+d)	154%	124%	133%
Quick Ratio (a-e)/c	81%	76%	59%

The Management understands that the Company has sufficient financial and equity conditions to implement its business plan and comply with its short-to-medium-term obligations.

Leverage measured by net debt/shareholders’ equity ratio dropped to 35.3% at the end of 2019, mainly impacted by capital increases in the amount of R$404 million. Excluding project financing, the net debt/shareholders’ equity ratio stood at 37.7%.

On December 31, 2019, the Company had a cash position of R$414,330 thousand. On the same date, net debt amounted to R$316,348 thousand and net debt to shareholders' equity ratio was 35.3%.

On December 31, 2018, Gafisa recorded a cash position of R$137,160 thousand. On the same date, net debt totaled R$752,252 thousand and net debt/shareholders’ equity ratio stood at 152.5%. The capital increases in fiscal year 2019 led to a reduction of this ratio, as shown above.

On December 31, 2017, Gafisa recorded a cash position of R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and net debt/shareholders’ equity ratio stood at 126.1%.

In 2018, Gafisa’s recurring adjusted EBITDA margin (ex-capitalized interest, contingencies, impairment of land, inventory and software) was 53.4% versus 13.2% in 2017, and -23.1% in 2017.

Net revenue in 2019, recognized through the “PoC” method, totaled R$400.5 million, 58% lower than in 2018 due to lower sales volume and work in progress in the period.

Current liquidity ratio in 2019 was 1.44 versus 1.62 in 2018 and 1.38 in 2017.

On February 20, 2017 the Company held two Extraordinary Shareholders’ Meetings with the following resolutions: (a) reverse split of all common shares issued by the Company at the ratio of 13.483023074 to 1, with the 378,066,162 common shares issued by the Company now representing represent 28,040,162 non-par registered common shares, and proportional adjustment to the limit of authorized capital, from 600,000,000 to 44,500,405 common shares; (b) preemptive right was offered to the Company’s shareholders for acquisition at the percentage of their respective interest in the Company’s capital stock, of up to 50% of Tenda’s capital stock for R$8.13 per share, for cash payment, upon the exercise of the Preemptive Right, subject to the conclusion of the Company’s capital decrease; (c) Approval of the Company’s capital decrease in the total amount of R$219,510,000, from R$2,740,661,187.74 to R$2,521,151,187.74, without share cancellation, delivering to the Company’s shareholders one common share of Tenda for each one common share of Gafisa held thereby after reverse split, excluding treasury shares, totaling 27,000,000 of Tenda’s common shares, accounting for the remaining 50% of its total capital stock.

On April 22, 2017, the 60-day period established in Article 174 of Law no. 6,404/76 for creditors opposing to the Company’s capital decrease expired with no opposition. As a result, the Company’s capital stock now totals R$2,521,151,187.74 divided into 28,040,162 non-par, book-entry, registered, common shares.

As for the Preemptive Right, shareholders acquired 100% of the shares destined to Preemptive Right, and no shares remained available for the Jaguar acquisition. Thus, shares representing 50% of Tenda’s capital stock were delivered to shareholders who exercised the Preemptive Right and the agreement with Jaguar was terminated.

Tenda’s shares within the scope of the Preemptive Right were delivered to acquirers, together with shares from the Capital Reduction on May 4, 2017, the date of Tenda’s listing and trading on the traditional segment of B3 S.A. Since that date, the Company no longer holds any equity interest in Construtora Tenda S.A.’s capital.

On December 20, 2017, the Extraordinary Shareholders’ Meeting approved the Company’s capital stock increase by issuing for private subscription of no less than 13,333,334 shares (R$ 200,000,010.00) and no more than twenty million (20,000,000) shares, all new, non-par, book-entry and registered. Of these, considering (i) the period to exercise the preemptive right, (ii) two periods to subscribe to unsubscribed shares and (iii) cancellations of preemptive rights; in a meeting held on February 28, 2018, the Board of Directors ratified a partial capital increase, and the Company’s capital stock now totals R$2,521,318,365.26, divided into 44,757,914 non-par, book-entry, registered, common shares, and total subscription, including the amount allocated to the capital reserve, stands at R$ 250,766,280.00.

On September 25, 2018, an Extraordinary Shareholders’ Meeting was called as requested by its shareholder GWI Asset Management S.A., with the following main deliberations: (i) removal, by majority vote, of all members of the Board of Directors, and (ii) election of new members through a multiple vote process. Thereafter, at the Board of Directors’ meeting held on September 28, 2018, the following items were deliberated as part of the process to turnaround and optimize the Company’s structure: (i) resignation of the Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, and Chief Operating Officer, and election of new executive officers; (ii) adoption of measures to approve the relocation of the Company’s headquarters; iii) shutdown of the Rio de Janeiro branch, and (iv) approval of the Company’s stock buyback program.

A meeting was held by the Company’s Board of Directors on December 19, 2018, which approved the cancelation of one million, thirty thousand, three hundred and twenty- five (1,030,325) Company shares, acquired within the scope of the Buyback Program approved in September 2018 (“Buyback Program”), without decreasing its capital stock, which was divided into forty-three million, seven hundred twenty-seven thousand, five hundred eighty-nine (43,727,589) non-par, book-entry, registered common shares.

In fiscal year 2019, the Company’s Board of Directors approved the following capital increases:

•      On June 24, 2019: subscription and payment of 26,273,962 new common shares, 12,170,035 of which at a price of R$5.12 and 14,103,927 of which at a price of R$4.96, totaling R$62,311 thousand and R$69,955 thousand, respectively.

•      On October 23, 2019: subscription and payment of 48,968,124 new common shares, 45,554,148 of which at a price of R$5.58 and 3,413,976 of which at a price of R$5.42, totaling R$254,192 thousand and R$18,503 thousand, respectively.

In line with CPC 15, assets acquired and liabilities assumed were measured at fair value, which was defined using the appropriate methodology for each asset appraised. The Company appraised the assets considering the income approach and discounted cash flow. The process to determine the fair value involves the use of cash flows assumptions, judgments and estimates, such as growth rate of revenues, costs and expenses, estimates of investment, future working capital and discount rate. Assumptions on growth, cash flows and future cash flow projections are based on the entity’s Management-approved business plan and market comparable data, and represent Management’s best estimate, the economic conditions expected to prevail during the economic life of various cash generating units, and group of assets to enable cash flow generation. Future cash flows were discounted based on the cost of capital rate. Value in use is appraised for a 22-year period, compatible with economic valuation techniques and valuations made in view of business continuity capacity. The main assumptions used to estimate value in use are the following: (a) revenues – revenues projected between 2020 and 2041, considering estimates on launches and sales growth, work progress and customer base, including inflation adjustments on accounts receivable and services provided; (b) operating costs and expenses projected in line with market performance and historical revenue growth; (c) discount rate of 9.90% (nominal); and (d) continuity assumption, in line with the entity’s business plan. Key assumptions were based on market performance of business units and reasonable macroeconomic assumptions from financial institutions registered with the Central Bank of Brazil.

In the fiscal year ended December 31, 2018, the Company’s goodwill impairment test revealed the need for an impairment provision of R$112,800, referring to the goodwill on the remeasurement of the investment in associated company AUSA (R$127,429 in 2017).

Due to the negative shareholders’ equity of Alphaville at the end of 2017, the Company reduced to zero the book balance of its 30% stake in Alphaville, which accordingly ceased future consolidation of losses into Gafisa due to Alphaville’s equity income results. From now on, only Alphaville’s positive results in the future may positively impact Gafisa’s results, except for any potential investment impairment.

On December 27, 2019, the Company disclosed the conclusion of the divestment of its 21.20% interest in Alphaville. The total amount of this transaction is equivalent to R$100,000, settled by offsetting credits at R$33,500 and delivering assets in the amount of R$66,500, measured at fair value.

As a result of this transaction, the Company allocated R$39,886 to “Properties to Sell” in the consolidated information, and recognized R$16,592 in the result as gains from negative goodwill.

b) capital structure

The table below shows the Company’s total capitalization and a breakdown of this amount between debt capital and equity capital (both in real terms and as a percentage) for each fiscal year, as follows:

	Fiscal year ended December 31,
	2019	2018	2017
	(in thousands of Reais)
Total debt capital	1,656,745	2,003,089	2,118,734
Total equity capital	895,144	493,191	759,404
Total capitalization	2,551,888	2,526,280	2,878,138

Debt capital/Total capitalization ratio	64.92%	80.48%	73.61%
Equity capital/Total capitalization ratio	35.08%	19.52%	26.39%

On December 31, 2019, the Company recorded a cash position of R$414,331 thousand. On the same date, net debt amounted to R$316,347 thousand and net debt to shareholders' equity ratio was 35.34%.

On December 31, 2018, the Company recorded a cash position of R$137,160 thousand. On the same date, net debt totaled R$752,253 thousand and net debt to shareholders’ equity ratio was 152.5%.

On December 31, 2017, the Company recorded a cash position of R$147,462 thousand. On the same date, net debt totaled R$957,436 thousand and net debt to shareholders’ equity ratio stood at 126.1%.

c) capacity for payment in relation to the financial commitments assumed

On December 31, 2019, the Company had net debt of R$316,347 thousand, with net cash and cash equivalents position corresponding to R$414,331 thousand, compared to total debt of R$730,678 thousand, with net debt to shareholders' equity ratio of 35.34%.

Furthermore, the Company had R$995,062 thousand as real estate receivables and R$216,888 thousand as finished unsold properties, at market value, compared to R$208,231 thousand as properties payable and R$271,047 thousand as costs to be incurred. The sum of total receivables and finished unsold inventories exceeds by 1.52 times the sum of net debt, properties payable and costs to be incurred.

Furthermore, of the amount of R$730,678 thousand corresponding to the Company’s total debt, R$457,830 thousand refer to SFH contracts, which use construction financing resources for real estate projects and rely on fiduciary transfer or pledge of real estate receivables for each project, the majority of which mature on the date of project delivery.  Consequently, upon project completion, resources from the settlement of outstanding balance by clients must be used to amortize the balance of Company contracts. 62.6% of the Company’s total debt refers to project-related debt.

On December 31, 2018, the Company’s net debt totaled R$752,253 thousand, and cash position, cash and cash equivalents corresponded to R$137,160 thousand versus a total debt of R$889,413 thousand, a net debt/shareholders’ equity ratio of 152.5%.

In addition, the Company had a total of R$1,214,163 thousand of real estate receivables and R$460,570 thousand, of unsold finished units, at market value, versus an amount of R$297,362 thousand of properties payable and R$354,458 thousand of costs to be incurred. When considering the sum of total receivables, unsold and finished inventories, this exceeds 1.19 times the sum of net debt, properties payable and costs to be incurred.

Furthermore, out of R$889,413 thousand of the Company’s total debt, R$528,140 thousand relates to SFH contracts, which use funds to finance the construction of real estate projects and rely on the fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Consequently, upon project completion, resources from the settlement of outstanding balance by clients must be used to amortize the balance of Company contracts.  Out of total indebtedness of the Company, 59.4% refers to project-related debts.

On December 31, 2017, the Company’s net debt was R$957,436 thousand, and the cash position and cash equivalents amounted to R$147,462 thousand, compared to a total debt of R$1,104,898 thousand, a net debt/shareholders’ equity ratio of 126.1%.

Additionally, the Company had real estate receivables of R$1,328,417 thousand and a gross amount of R$359,601 thousand, considering the impairment of unsold finished units representing R$473,494 thousand in PSV (Potential Sales Value), compared to R$245,086 thousand in properties payable and R$405,064 thousand in costs to be incurred. Considering the sum of total receivables and inventory of unsold finished units, this exceeds the sum of net debt, properties payable and costs to be incurred by 1.05 time.

Furthermore, of the Company’s total debt of R$1,104,898 thousand, R$733,103 thousand refers to SFH contracts, which use funds to finance the construction of real estate projects and rely on the fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Consequently, upon project completion, resources from the settlement of outstanding balance by clients must be used to amortize the balance of Company contracts. 66.4% of the Company’s total indebtedness refers to project-related debts.

d) funding sources for working capital and investments in non-current assets used

In the last three fiscal years, our working capital and investment needs have been funded through a combination of own and third-party resources. As such, based on our needs, we raise funds in the local capital market and/or obtain loans and financing to meet our cash requirements.

Although not relevant, the need for investments in non-current assets, excluding project investments, is funded by own cash generation or use of long-term funding sources.

e) funding sources for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allow for it to manage its operations. This does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1. d.

The Company carried out two capital increases amounting to R$405 million.

In addition, the Company received approval to hire a financial institution to structure the issue of mandatory debentures up to USD 150 million, to be submitted to Gafisa’s Shareholders’ Meeting in a timely manner for deliberation of a possible issue. Funds raised from these transactions will be allocated to new projects, supporting the resumption of the Company’s growth.

f) levels of indebtedness and debt characteristics
i) significant loan and financing agreements

i) significant loan and financing agreements

In the table below, the Company's officers present the Company’s total debt amount of any consolidated nature, which corresponds to the sum of total current liabilities and total non-current liabilities on December 31, 2019, 2018 and 2017:

		Fiscal year ended December 31,
		2019	2018		2017
		(in thousands of Reais)
Total current liabilities		1,252,422	1,039,594		1,213,686
Total non-current liabilities		404,323	993,495		905,048
Total debt of any nature		1,656,745	2,033,089		2,118,734
Below, the Company’s officers present key information on the Company’s consolidated financing and loans by type on December 31, 2019, 2018 and 2017:
	Average cost	Maturities	2019	2018	2017

Project Financing (SFH/SFI)	TR + 8.30% to 14.19% / 13.66% and 143% CDI	Apr/2019 to Jul/2021	457,830	528,140	733,103

Debentures	CDI + 3.0% /X CDI + 3.75% / CDI + 5.25% / IPCA + 7.80%	Jan/2020 to Dec/2023	197,525	265,666	207,713
Working Capital	Pre 19.56% / CDI + 3.5% / CDI + 4.25% / CDI + 3.70%	Dec/2018 to Apr/2022	75,322	95,607	164,082

Total debt			730,678	889,413	1,104,898

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the funds required to develop the real estate projects of the Company and its subsidiaries and affiliates. These contracts have security interest represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after completion of the construction work under contract. During contract amortization, the proceeds from the settlement of the outstanding balance by clients are used to amortize debt.

Debentures

Balance on December 31, 2019 refers to the 10th Issue, 11th Issue, 12th Issue, 13th Issue and 14th Issue of the Company, and proceeds from these issues are used to strengthen the Company’s working capital and develop real estate projects.

Balance on December 31, 2018, refers to the 10th Issue, 11th Issue, 12th Issue and 13th Issue of the Company, and proceeds from these issues are used to strengthen the Company’s working capital and develop real estate projects.

On December 31, 2017, the balance refers to the 9th Issue, 10th Issue and 11th Issue of the Company, and proceeds from these issues are used to strengthen the Company’s working capital and develop real estate projects. In line with the Company’s risk strategy, the 9th issue of the Company was linked to the use of hedge instruments to mitigate the risk of a CDI rate + to CDI percentage, aiming at leveling the debt remuneration against use of funds available in Treasury. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Credit Notes (CCB) and other banking instruments that represent the Company’s debt, and the proceeds are allocated to the Company’s working capital. These instruments may have security interests or personal guarantees, and rely on covenants, the default of which may result in early maturity of obligations.

ii) other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions other than those detailed in this item.

iii) degree of Company debt subordination

In the fiscal years ended December 31, 2019, 2018 and 2017, the Company’s debts contracted as financing and loans with financial institutions can be broken down according to the nature of their guarantees, as follows:

	Fiscal Year ended December 31,
	2019	2018	2017
	(in thousands of Reais)
Total debt with security interest	606,840	689,461	945,831
Total debt with floating guarantee	38,038	49,299	71,011
Total unsecured debt	85,800	150,653	88,056
Total debt	730,678	889,413	1,104,898

*Balance to be disbursed conditioned to work progress

The Company’s debts with security interest and floating guarantee have the preferences and prerogatives provided for by law. Therefore, in the event of collective insolvency proceedings:

(i) debts with security interest have payment priority over the Company's other debts, up to the value of the encumbered asset and (ii) debts with floating guarantee have priority over unsecured debts.

   iv) restrictions imposed to the issuer, especially with regards to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest as well as if issuer has been complying with these restrictions

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company’s actions. Non-compliance with the agreed ratios or restrictions may result in the early expiration of agreements.

The financial instruments’ major restrictions in fiscal years ended December 31, 2019, 2018 and 2017, are as follows:

  petition for any judicial or extrajudicial reorganization plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file at court a petition for judicial reorganization;
  change in direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporations Law”), to imply a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or risk rating equivalent in national scale by the leading rating agencies;
  payment, by the Company, of dividends, interest on equity, or any other profit sharing provided for in the Company’s Bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum mandatory dividend provided for in Article 202 of the Brazilian Corporations Law;
  declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;
  amendment to or change in the Company’s business purpose so that the Company will no longer operate as a real estate developer and construction company;
  Company’s transformation into a limited liability entity, under Articles 220 through 222 of the Brazilian Corporations Law;
  Company’s spin-off or merger into another company, unless this operation is previously approved by the holders of debt securities or holders are granted the right to withdraw;
  Decrease of the Company’s capital stock to less than ninety-five percent (95%) of the existing capital stock, except (i) when capital is decreased to absorb losses, under Article 173 of the Brazilian Corporations Law, or (ii) if previously approved by the holders of debt securities;
  Disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in force on this date, and different limits may be established for each agreement.

The Company also committed to keeping the following financial indicators within the limits established. The formulas and maximum and minimum limits, as well as their indicators, are presented below:

	On December 31,
	2019	2018	2017
9th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt.	-	-	2.77 times
Net debt shall not exceed 100% of the shareholders’ equity plus non-controlling interest.	-	-	126.08%

10th issue
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt, less project debt(3).	-14.62 times	10.63 times	11.83 times
Total debt, minus project debt (3), minus cash and cash equivalents(1), should not exceed 75% of shareholders’ equity plus non-controlling interest.	-15.81%	45.44%	29.54%

CCBs and Other Instruments
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times project debt(3).	-	3.17 times	2.77 times
Net debt must not exceed 100% of shareholders’ equity plus non-controlling interest(4).	-	152.53%	126.08%
Total accounts receivable plus inventory of finished units must be less than zero or higher than 2.0 times net debt minus project debt.	-9.04 times	7.09 times	7.51 times
Total debt, minus project debt, minus cash and cash equivalents(1), must not exceed 75% of shareholders’ equity plus non-controlling interest.	-15.81%	45.44%	29.54%
Total receivables plus unearned revenue plus total finished inventories must be higher than 1.5 times net debt plus properties payable plus unexpired expenses.	3.79 times	1.81 times	1.93 times
(1) Cash and cash equivalents correspond to cash and cash equivalents and marketable securities.
(2) Total receivables, whenever mentioned, refers to the amounts reflected in the Balance Sheet plus the amount not stated in the Balance Sheet.

(3) Project debt and debt with security interest refer to the Housing Finance System (SFH) debt, thus defined as the sum of all loan agreements disbursed whose funds derive from SFH, and the debt referring to the 7th issue.

(4) For the periods ended December 31, 2017 and 2018, the clause limit is 100%, according to waiver obtained with creditor.

On December 31, 2019, the Company had loan and financing contracts in force with covenants related to cash generation, indebtedness, capitalization, debt coverage, maintenance of shareholding structure, and others. The Company’s failure to comply with such obligations may lead to early maturity of its debt and/or acceleration of other Company debts, including due to the exercise of cross default or cross acceleration clauses, which may have a negative impact on the Company’s results and stock price.

The Company is complying with such clauses, which do not limit its ability to conduct its business as usual.

As mentioned in Note 12 to the financial statements, due to non-compliance with covenants of a CCB operation, non-current amounts of this operation were reclassified as short term. This transaction was settled on February 28, 2019.

The Company is compliant with such clauses for debenture transactions on the date of disclosure of these financial statements.

On March 31, 2019, the Company was compliant with all covenants for loans and financing and for debentures.

g) limits of contracted financing and percentages already used

In the fiscal years ended December 31, 2017, 2018 and 2019, the proceeds from construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects. The funds are released to the Company according to the physical/financial development of the construction works. In addition, the Company also used other sources of funding, such as Debentures, Housing Financing System and Bank Credit Notes and these funds are granted to the Company upon execution.

10.2. Operational and Financial Results

a) Company’s operational results

Description of any significant revenue items

The Company’s revenue comes mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services to third parties, such as construction, technical and real estate management services.

	2019	2018	2017
Development, sale of property and construction services	390,032	1,006,317	647,781
(Recording) reversal of allowance for doubtful accounts and dissolutions	47,257	41,828	187,283
Taxes on sales of properties and services	(36,824)	(87,254)	(48,890)
Total net revenue	400,465	960,891	786,174

Factors adversely affecting operational results

In the fiscal year ended December 31, 2019, net operating revenue decreased by 58.3% from 2018, mainly due to: (i) lower operational volume; (ii) lower inventory sale speed, which has a higher contribution to revenue, and (iii) the result of the current market scenario in asset pricing.

In the fiscal year ended December 31, 2018, net operating revenue increased by 22.2% from 2017, mainly due to: (i) higher sales volume; and (ii) evolution of construction works in the period.

In the fiscal year ended December 31, 2017, net operating revenue went down 14.1% year- over-year, chiefly due to the following items: (i) net pre-sales mix in the period, with sales focusing on more recent projects, with slower work evolution, and accordingly, lower revenues,

(ii) high volume of dissolutions and (iii) pricing adjustments of units sold due to the market conditions.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed. The main impacts on revenue variations between the 2019, 2018 and 2017 fiscal years are explained due to changes in sales volumes, introduction of new products and services of the Company, as well as a detailed review of the Company’s operations and its performance strategy.

The 58.3% decrease in net revenues in 2019 compared to 2018, is chiefly due to: (i) lower operating volume; (ii) lower speed of inventory sales, which records the highest contribution to revenues, and (iii) result of assets pricing current market conditions.

The 22.2% increase in net revenues in 2018 versus 2017 is chiefly due to: (i) higher sales volume; and (ii) evolution of works in the period.

The 14.1% decrease in net revenues in 2017, compared to 2016, is chiefly due to: (i) net pre-sales mix in the period, with sales focusing on more recent projects, with slower work evolution, and accordingly, lower revenues, (ii) high volume of dissolutions and (iii) pricing adjustments of units sold due to the market conditions.

R$’000	2019	2018	2017	2019 vs. 2018	2018 vs. 2017	2017 vs. 2016
Contracted Sales	201,832	813,172	720,164	-75.2%	12.9%	-11.1%
Launches	-	728,670	553,954	-100.0%	31.5%	-39.8%
Net Revenue	460,465	960,891	786,174	-53.8%	22.2%	-14.1%

c) impact of inflation, variation in prices of main inputs and products, exchange rates and interest rates on the company’s operational and financial results, when relevant

As mentioned in item 5.1 of the Reference Form, the main indexes used in Company’s business plan are the INCC, IGP-M, CDI and TR:

INCC (National Building Cost Index): most of the Company’s costs and its entire revenue portfolio from unfinished projects are adjusted according to this index. Hypothetically, an increase of 1% in the INCC would represent an increase of R$9,951 thousand in the Company's operating income based on the current level of assets linked to this index.

IGP-M (General Market Price Index) and IPCA (Extended Consumer Price Index): the

Company’s entire revenue portfolio from finished projects is adjusted according to these indexes. Hypothetically, an increase of 1% in the IGP-M or IPCA would not represent a significant variation in the Company's operating income based on the current level of assets linked to these indexes.

CDI: (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 45.71% of total indebtedness are pegged to the CDI. Hypothetically, an increase of 1% in the CDI would represent a decrease of R$3,186 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

TR (Benchmark Rate): Approximately 59.6% of the Company’s total debt is indexed to the TR. Hypothetically, an increase of 1% in the TR would represent a decrease of R$2,565 thousand in the Company's financial results based on the current level of indebtedness linked to this index.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency, and none of the Company’s significant costs are denominated in foreign currency.

10.3. Events with Past and Expected Material Effects on the Financial Statements:

a) introduction or disposal of operating segment

The officers inform that in the fiscal years ended December 31, 2017 and 2019, there was no introduction or disposal of operating segment that would cause impacts on the Company’s financial statements and results.

b) establishment, acquisition or disposal of equity interest

Separation of Gafisa and Tenda into two publicly-held and independent companies

On February 7, 2014, the Company announced preliminary studies for a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies. The Company assessed that the separation would be the next step within a comprehensive Management plan aiming to improve and strengthen the value creation capacity of both business units.

In accordance with the Material Fact Notice published on December 14, 2016, the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC (“Jaguar”) to acquire up to 30% of the shares issued by Tenda at R$8.13 per share, representing, within the context of operation, cash receivable for Gafisa of R$231.7 million, with total valuation of R$539.0 million for full payment of Tenda’s capital stock.

Completion of this transaction is subject to certain conditions precedent, including:

(i) a decrease in Tenda’s capital without cancelation of shares and with refund to Gafisa, its sole shareholder at that time, by R$100.0 million, adjusted by the SELIC interest rate, of which (a) R$50.0 million would be paid until December 31,2018; and (b) balance would be payable until December 31, 2019, with possibility of advance due to certain financial covenants;

(ii) a decrease in Gafisa’s capital, with distribution effects to its shareholders of shares corresponding to 50% of Tenda’s capital stock (“Gafisa’s Capital Reduction”); and

(iii) the conclusion of exercise by Gafisa’s shareholders of preemptive right to acquire shares for the price per share referred to in operation, noting that, within this context, Gafisa offered its shareholders, 50% of shares representing Tenda’s capital stock held thereby, and not only the 30% purpose of the offer received from Jaguar, considering its decision of selling these shares, even if in multiple operations (“Preemptive Right”).

The term for creditors opposing to Gafisa’s Capital Reduction ended on April 22, 2017 without any opposition and Gafisa’s Capital Reduction became effective by means of delivery to the Company’s shareholders, as reimbursement of reduced capital, of one common share of Tenda for each one common share of Gafisa held thereby, excluding the treasury shares.

Referring to the Preemptive Right, shareholders acquired 100% of shares destined to the Preemptive Right, not remaining any shares available for Jaguar acquisition. Thus, shares representing 50% of Tenda’s capital stock were delivered to shareholders who exercised the Preemptive Right and the agreement executed with Jaguar was terminated.

Thus, separation operation between Gafisa and Tenda was concluded on May 4, 2017 with the effective delivery of all shares representing Tenda’s capital in the respective processes of Gafisa’s Capital Reduction and the Preemptive Right. On the same date, listing initiated, and Tenda’s shares were accepted for trading at the traditional segment of B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBovespa).

On December 27, 2019, the Company announced the conclusion of the operation to divest the Company’s 21.20% interest in Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. (“PEAE”), as disclosed in the Material Fact Notice published on October 21, 2019. The total amount of the transaction to sell and redeem Gafisa’s shares was equivalent to one hundred million reais (R$100,000,000.00), paid through credit offset and asset delivery.

c) exceptional events or operations
There were no exceptional events or operations.

10.4. Significant changes in the accounting practices – Reservations and emphasis in the auditor’s report

a) Significant changes in the accounting practices

As from January 1, 2018, the following rules are in force:

(i)          IFRS 9 - Financial Instruments (CPC 48) includes, among others, new models to classify and measure financial instruments and to measure prospective credit losses for financial and contractual assets. Based on its evaluation, the Company concluded that new classification requirements did not have a significant impact on the accounting of financial assets measured at fair value. Furthermore, in accordance with CPC 48, expected losses will be measured based on one of the following: expected credit losses for 12 months; and expected credit losses for life. As such, the Company measured the provision for expected credit losses for contracts sold, which is recorded upon recognizing the respective revenue.

(ii)          IFRS 15 – Revenue from contracts with customers (CPC 47) determines new requirements for measurement and revenue recognition. Specifically for the real estate industry, the maintenance of the revenue recognition method known as POC or percentage of completion, for example, will result from contractual analysis carried out by Management. The CVM/SNC/SEP/no. 2/2018 Official Letter issued by the CVM’s technical department established accounting procedures for the recognition, measurement and disclosure of certain types of transactions arising from purchase and sale contracts for unfinished units in Brazilian real estate corporations. Consequently, the Company measured the provision for contracts with identification of cash inflow risks for the corporation.

b) Material effects of changes in accounting practices

For compatibility purposes, the balances corresponding to December 31, 2017 and the opening balance on January 1, 2017 were adjusted considering the aforementioned changes in accounting practices. As required by CPC 23 - Accounting Policies, Changes in Estimates and Correction of Error, the retrospective effects of the adoption of CPCs 47 and 48 are the following:

c) Reservations and emphasis in the auditor’s report

The independent auditors’ report on the financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 contains emphasis related to the fact that the individual and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil. The consolidated financial statements prepared in accordance with the IFRS applicable to real estate development entities also consider the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance  addresses  the  recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units. The independent auditor’s opinion is not modified due to this matter.

The Company's Management believes that this emphasis paragraph is standardized between audit firms and is aligned with the entities of the real estate industry and regulatory bodies due to the application of the OCPC04 Guidance, in addition to International Financial Reporting Standards (IFRS) and with no additional comments to the emphases in question. The auditors reinforced that their opinion is not modified due to this matter.

The Company's Management does not have any comments on the auditors’ reservations, given there was no reservations in the independent auditors’ report on the preparation of the financial statements for the fiscal years ended on December 31, 2018, 2017 and 2016.

10.5. Critical Accounting Policies of the Company

The consolidated financial statements are prepared and presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC), endorsed by the Securities and Exchange Commission of Brazil (CVM) and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil including the OCPC 04 Instruction - Application of Technical Interpretation ICPC 02 to Brazilian real estate development corporations, regarding the treatment of revenue recognition in the industry and matters related to the application of the concept of continuous transfer of risks, benefits and control of sold real estate units.

The officers understand that the preparation of the Company’s individual and consolidated financial statements requires that the Management makes certain judgments and estimates, as well as adopts assumptions that affect the reported values for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements.

In this regard, the Company’s officers understand that critical accounting policies, those if altered, would cause a relevant accounting change, as described below:

a)       Impairment of non-financial assets

Impairment loss happens when the book value of an asset exceeds its recoverable amount, which is the highest between fair value less costs to sell, or its value in use.

The fair value calculation less costs of sale is based on information available on transactions of similar sale of assets or market prices less additional costs to discard the asset. The value in use calculation is based on the discounted cash flow model.

The cash flows derive from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

The impairment test of intangible assets with undetermined useful life and goodwill for expected future profits is carried out every year and/or when circumstances point to losses due to book value depreciation. The main assumptions used to determine the recoverable amount of cash-generating units are detailed in Note 9 to the Financial Statements for the fiscal year ended December 31, 2018.

Transactions with share-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. For share-based payments settled with cash, the liabilities need to be remeasured at the end of each reporting period until the settlement date, recognizing in results any variation in fair value, which requires a reassessment of the estimates adopted at the end of each reporting period. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the grant terms and conditions.

This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed on Note 18.3 of the Financial Statements for the fiscal year ended December 31, 2018.

b)       Provision for contingencies

The Company recognizes a provision for tax, labor and civil claims (Note 16). The provision is considered upon entry of the conviction judgment. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings.

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters.

c)       Provision for expected credit losses

The Company records allowance for doubtful accounts for all sales agreements of real estate units, and the amounts are accrued against the recognition of respective development revenues, based on historical data of its current operations and estimates. This analysis is made individually by sales agreement, in line with CPC 48 – Financial Instruments, item 5.5.17 (c) of the Financial Statements for the fiscal year ended December 31, 2018. These assumptions are reviewed yearly to consider eventual changes in circumstances and historical data.

d)       Provision for guarantee

The provision for guarantee to cover expenditures for repairing construction defects covered during the guarantee period, is calculated based on the estimate that considers the history of incurred expenditures adjusted by the future expectation. These assumptions are regularly reviewed.

f)       Budgeted project costs

Total budgeted costs, mainly comprising the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and any adjustments identified in this revision are reflected in the Company’s results. The effect of such revisions of estimates affects results.

g)      Realization of deferred income tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results projections prepared and based on internal assumptions and future economic scenarios that enable their total or partial use.

h)      Provision for dissolutions

The Company has a provision for dissolutions when it identifies cash inflow risks. Contracts are monitored to identify the moment when these conditions are mitigated. For as long as they are not mitigated, no revenue or cost is recognized as profit or loss, and only equity account items are recorded.

10.6. Significant Items not Evidenced in the Company’s Financial Statements:

a) assets and liabilities held by the Company, directly or indirectly, not recorded in its balance sheet

The Company does not have any material assets or liabilities that are not reflected in this Form and in the Company’s financial statements and the notes thereto.

b) other items not evidenced in the financial statements

The Company does not have any other items not evidenced in its financial statements.

10.7. Comments on Items not Evidenced in the Company’s Financial Statements:

a) how such items altered or could alter the revenue, expenses, operational results, net financial expenses or other items of the Company’s financial statements

As explained in item 10.6 above, there are no items not evidenced in the financial statements.

b) nature and purpose of the operation

As explained in item 10.6 above, there are no items not evidenced in the financial statements.

c) nature and amount of obligations assumed and rights generated on the Company’s behalf as a result of the operation

As explained in item 10.6 above, there are no items not evidenced in the financial statements.

10.8. Business Plan:

a) investments (including quantitative and qualitative description of investments in progress and foreseen, funding sources of relevant investments and divestments in progress or divestments foreseen)

i. quantitative and qualitative description of investments in progress and foreseen

The Company’s disbursements in 2018 were mainly related to investments in assets, sales stands, software and improvements totaling R$12.5 million versus R$20.5 million in 2017.

The Company’s disbursements in 2017 were mainly related to investments in assets, sales stand, software and improvements totaling R$20.5 million versus R$35.8 million in 2016.

The Company’s disbursements in 2016 were mainly related to investments in goods, sales stands, software and improvements, totaling R$35.8 million versus R$34.3 million in 2015.

ii. sources of investment financing

The Company relies on proceeds from the sale of treasury shares, the abovementioned funding of equity, corporate debts, debentures issues and lines of credit from the SFH (National Housing Finance System).

iii. relevant divestments in progress and foreseen

There are no relevant divestments in progress and foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity

There have been no acquisitions of plant, equipment, patents or other assets that could materially affect the Company’s production capacity.

c) new products and services

There are no new products and services

10.9. Other factors with material influence:

All information relevant and pertaining to this topic was disclosed in items above.

** ** **

APPENDIX II – MANAGEMENT COMPENSATION INFORMATION

(In accordance with Appendix 24, item 13 of CVM Instruction no. 480)

13.1 Description of the compensation practice or policy, including the non-statutory executive officers

a) purposes of the compensation policy or practice, informing if compensation policy has been formally approved and places where can be consulted

The Company’s compensation policy for managers, including members of the Board of Directors, statutory and non-statutory officers, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and directly aligns the interests of the executives in question and those of the Company's shareholders.

In the case of officers, the existence of variable short-term and long-term incentives (the latter in the form of a stock option plan) allows the Company to share risks and results with its main executives, in line with a transparent policy that aims to achieve long-lasting results and the perpetuity of the Company.

Our policy is structured by the Board of Executive Officers and by the Compensation and Governance Committee, and is subsequently endorsed by the Board of Directors, although it is not formalized in a specific document disclosed by the Company.

b) compensation breakdown, indicating:

i) description of compensation elements and the objectives of each one

a) Board of Directors

Members of the Board of Directors are entitled to fixed compensation, which is established in accordance with market criteria and aims to attract professionals who contribute effectively to the results of the company.

b) Board of Executive Officers

Members of the statutory and non-statutory board of executive officers are entitled to fixed and variable short-term compensation and a long-term incentive tranche, in the form of a stock option plan. The amounts paid as fixed compensation are close to average market standards. The variable portion of total compensation is significant, meaning that the officers share risks and results with the Company for greater alignment of interests between executives and shareholders.

Short-term variable compensation is a reward for the results achieved in the year, if the targets established for the period are met. Similarly, share-based long-term incentives aim to reward for results achieved over an extended period (generally more than 2 years). This policy aims to align the interests of executives with those of the shareholders.

In addition to fixed and variable compensation, the Company’s officers are entitled to health plan benefits, meal voucher and life insurance, established based on the market standard.

Note that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option plans, and the recommendations of corresponding beneficiaries of the plan for subsequent approval by the Board of Directors.

c) Fiscal Council

Members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their duties, are entitled only to fixed compensation based on the legal minimum.

d) Committees

All members of the Company's Committees are managers or employees, and do not receive specific compensation for participating in the Committees.

ii) in the last 3 fiscal years, what is the percentage of each element of total compensation

For the Board of Directors and Fiscal Council, over the last three fiscal years fixed compensation corresponded to 100% of total compensation, as previously mentioned, both assumed and realized.

For the Statutory Board of Executive Officers, assumed fixed compensation corresponds to approximately 40% of total compensation, on average. Regarding the variable incentive tranche, stock option plans and phantom shares (long- term) represent approximately 50%, while the portion corresponding to bonuses (short-term) represents approximately the remaining 50% – in this case, for both the statutory and non-statutory Executive Officers.

The percentages of variable incentives may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results inherent to the variable compensation amount. Thus, in the last three fiscal years, as presented in the tables below, the percentages were 57% fixed compensation and 43% variable compensation in 2017 (long-term bonus representing 100% of variable amount, since no bonus was paid for this year), and 93% fixed compensation and 7% variable compensation in 2018 (long-term bonus representing 100% of variable amount, since no bonus was paid for this year). In 2019 there was no payment of bonus linked to previously established targets. However, members of the compensation committee approved a premium for managers who performed better than usually expected in their corporate roles. Note that the amounts reported for long-term incentives represent accounting costs assessed and not effective gains deriving from these programs.

iii) methodology for calculation and adjustment of each compensation element

The compensation amount paid by the Company to its managers and employees is periodically compared to those in the market, based on research carried out by external expert consultants to measure their competitiveness and determine the need to make any adjustments to some of the components. Research covers all positions within the Company’s structure and includes companies from the same segment or others, with all or some of the following characteristics: similar presence in the market, being a publicly-held company, having domestic capital, high level of corporate governance and good practices of compensation and human resources.

iv) reasons for the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant amount of total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

v) existence of non-compensated members and reasons for this

There are no non-compensated members in the Board of Directors, in the Statutory Board of Executive Officers and in the Fiscal Council. Members of the Board of Directors accumulating positions in the Statutory Board of Executive Officers are paid for the position held in the Board of Executive Officers only.

c) key performance indicators taken into consideration when calculating each compensation element

To calculate all compensation items, the Company considers the employee’s performance and individual targets, based on achievements in comparison to the proposals approved for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and contains targets for the period, such as cash flow and sales volume, among others.

d) how compensation is structured to reflect the evolution of performance indicators

Changes to compensation items are directly linked to individual and Company performance and the achievement of targets in the respective period, while salary increases, variations in salary multiples received as bonus, and the number of options granted under the stock option plan, are all directly linked to the performance observed in the evaluation period.

e) how compensation policy or practice is aligned with the short, medium and long-term interests of the Company

The practice adopted by the Company with regard to the various components of total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects market practices and, since the segment’s cycle is medium and long term, the Company believes that a significant portion of variable compensation and incentives should be remitted to these periods, in line with the Company’s performance monitoring and, therefore, reaffirming the sharing of risks and results between executives and the Company.

f) existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g) existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as sale of the Company’s control

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as sale of the Company’s control.

h) practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of executive officers, indicating:

i. issuer’s bodies and committees participating in the decision-making process, identifying how they participate

The Board of Executive Officers and the Compensation and Governance Committee hold periodic meetings to structure the compensation, submitting their opinion for the Board of Directors’ final decision.

ii. criteria and methodology adopted to define the individual compensation, indicating whether there are studies to verify the market practices, and, if positive, the comparison criteria and the comprehensiveness of these studies

The Company’s Human Resources department conducts salary research with companies specializing in positions and compensation plans and structure, whose criteria and results are discussed with the Compensation and Governance Committee, based on the balance between positions and internal equity, as well as the compensation policy objectives.

iii. frequency and how the board of directors assesses the adequacy of the issuer’s compensation policy

The Board of Directors, by means of the Compensation and Governance Committee, assesses the adequacy of the compensation policy whenever required by the Human Resources department or, through such department, by other members of the Statutory Board of Executive Officers. Assessment is carried out in specific meetings to discuss the individual information of each manager and the comparison with market research results.

13.2. Total Compensation of the Board Of Directors, Statutory Board of Executive Officers And Fiscal Council

Total compensation estimated for the fiscal year to end on 12/31/2020 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Members	7.67	7.25	0	14.92
Compensated Members	7.67	7.25	0	14.92
Annual Fixed Compensation	833,333.33	13,793,646.11	0	14, 626,979
-Salary and wages	833,333.33	5,028,713.15	0	5,865,046.48
-Direct and indirect benefits	N/A	300,000.00	N/A	300,00,00
-Participations in committees	N/A	N/A	N/A	N/A
-Other	N/A	N/A	N/A	N/A
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable Compensation	N/A	N/A	N/A	N/A
-Bonus	N/A	8,764,932.96	N/A	8,764,932.96
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Other	N/A	N/A	N/A	N/A
Post-employment	N/A	N/A	N/A	N/A
Position termination	N/A	N/A	N/A	N/A
Share-based, including Options	N/A	N/A	N/A	N/A
Note

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary and wages: The amounts reported as wages do not include payroll charges.

3.Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary and wages: The amounts reported as wages do not include payroll charges.

3. Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Statutory Board of Executive Officers.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers.

Total Compensation	833,333.33	13,793,646.11	0	14, 626,979.44

Total compensation estimated for the fiscal year ended on 12/31/2019 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Members	8.00	2.5	2	12.5
Compensated Members	8.00	2.5	2	12.5
Annual Fixed Compensation	515,114.00	2,127,947.98	103,604.96	2,746,667
-Salary and wages	387,703.02	1,764,667.88	66,431.49	2,218,802.40
-Direct and indirect benefits	0	10,346.52	0	10,346.52
-Participations in committees	N/A	N/A	N/A	N/A
-Other	N/A	N/A	N/A	N/A
Description of other fixed compensation	127,410.98	352,933.58	37,173.47	517,518.03
Variable Compensation	0	0	0	0
-Bonus	N/A	N/A	N/A	N/A
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Other	N/A	N/A	N/A	N/A
Post-employment	N/A	N/A	N/A	N/A
Position termination	N/A	N/A	N/A	N/A
Share-based, including Options	N/A	N/A	N/A	N/A
Note

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary and wages: The amounts reported as wages do not include payroll charges.

3. Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers.

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary and wages: The amounts reported as wages do not include payroll charges.

3. Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Statutory Board of Executive Officers.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers.

Total Compensation	515,114.00	2,138,294.50	103,604.96	2,757,013.46

Total compensation estimated for the fiscal year ended on 12/31/2018 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Members	5.50	5.00	2.83	13.33
Compensated Members	5.50	5.00	2.83	13.33
Annual Fixed Compensation
-Salary and wages	1,263,929	3,576,005	183,298	5,023,232
-Direct and indirect benefits	N/A	151,346	N/A	151,346
-Participations in committees	N/A	N/A	N/A	N/A
-Other	252,786	715,201	36,660	1,004,647
Description of other fixed compensation	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	N/A	N/A
Variable Compensation
-Bonus	N/A	340,618.58	N/A	340,618.58
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Other	N/A	N/A	N/A	N/A
Post-employment	N/A	N/A	N/A	N/A
Position termination	N/A	N/A	N/A	N/A
Share-based, including Options	N/A	10,455,699.26	N/A	10,455,699.26
Note

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary and wages: The amounts reported as wages do not include payroll charges.

3.Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers (R$6,299,885.58).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2. Salary and wages: The amounts reported as wages do not include payroll charges.

3. Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Statutory Board of Executive Officers.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers (R$6,299,885.58).

Total Compensation	1,516,715	4,783,170.58	219,958	6,519,843.58

Total compensation estimated for the fiscal year ended on 12/31/2017 – Annual amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Members	7.00	5.17	3.00	15.17
Compensated Members	7.00	5.17	3.00	15.17
Annual Fixed Compensation
-Salary and wages	1,693,044.00	3,460,390.81	202,500.00	5,355,934.81
-Direct and indirect benefits	N/A	203,387.15	N/A	203,387.15
-Participations in committees	N/A	N/A	N/A	N/A
-Other	338,608.80	692,078.16	40,500.00	1,071,186.96
Description of other fixed compensation	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)	Payment of INSS (National Institute of Social Security) contribution (employer’s burden)
Variable Compensation
-Bonus	N/A	0	N/A	0
-Profit Sharing	N/A	N/A	N/A	N/A
-Attendance at meetings	N/A	N/A	N/A	N/A
-Commissions	N/A	N/A	N/A	N/A
-Other	N/A	N/A	N/A	N/A
Description of other variable compensation
Post-employment	N/A	N/A	N/A	N/A
Position termination	N/A	N/A	N/A	N/A
Share-based, including Options	N/A	3,317,144.72	N/A	3,317,144.72
Note

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary and wages: The amounts reported as wages do not include payroll charges.

3.Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers (R$9,704,653.64) and, separately, the Fiscal Council compensation (R$243,000.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary and wages: The amounts reported as wages do not include payroll charges.

3.Shared-based compensation: the amounts recorded as share-based compensation now reflect total potential accounting cost of the grant approved in 2017 to the Statutory Board of Executive Officers, recorded during vesting period (3 years) according to Monte Carlo pricing models (Traditional Stock Option Programs and Phantom Shares).

4.Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Statutory Board of Executive Officers.

5. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers (R$9,704,653.64) and, separately, the Fiscal Council compensation (R$243,000.00).

1. No. of members: The number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.

2.Salary and wages: The amounts reported as wages do not include payroll charges.

3.Total compensation: the information contained in the Financial Statements reported refers to wages and benefits (where applicable) of the Board of Directors.

4. Note: overall volume to which this table refers is the sum of the amounts of the Board of Directors and the Statutory Board of

Executive Officers (R$9,704,653.64) and, separately, the Fiscal Council compensation (R$243,000.00).

Total Compensation	2,031,652.80	7,673,000.84	243,000.00	9,947,653.64

13.3. Variable Compensation of the Board Of Directors, Statutory Board of Executive Officers and Fiscal Council

2020 – Expected	Board of Directors (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	7.67	7.25	14.92
No. of Compensated Members (2)	5	5	10
Bonus	N/A	N/A	N/A
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A
Profit sharing	N/A	N/A	N/A
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A

Note:

1. The Board of Directors is not eligible to short-term variable compensation.

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis.

2019	Board of Directors (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	7	6	13
No. of Compensated Members (2)	7	6	13
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A
Profit sharing	N/A	N/A	N/A
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A

Note:

1. The Board of Directors is not eligible to short-term variable compensation.

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis.

2018	Board of Directors (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	5.50	5.00	15.17
No. of Compensated Members (2)	5.50	5.00	15.17
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A

Note:

1. The Board of Directors is not eligible to short-term variable compensation.

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis.

2017	Board of Directors (1)	Fiscal Council (1)	Statutory Board of Executive Officers	Total
Total No. of Members (2)	7.00	3.00	5.17	15.17
No. of Compensated Members (2)	7.00	3.00	5.17	15.17
Bonus
Minimum amount estimated in the compensation plan	N/A	N/A	0	0
Maximum amount estimated in the compensation plan	N/A	N/A	7,014,625.00	7,014,625.00
Estimated amount in the compensation plan, if targets are met	N/A	N/A	5,855,000.00	5,855,000.00
Amount effectively recognized in income	N/A	N/A	0	0
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Estimated amount in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
Amount effectively recognized in income	N/A	N/A	N/A	N/A

Note:

1. The Board of Directors is not eligible to short-term variable compensation.

2. The number of members of each body corresponds to the annual average number of members of each body measured on a monthly basis.

13.4. Share-Based Compensation Plan of the Board of Directors and Statutory Board of Executive Officers

a) general terms and conditions

As compensation plans are being restructured since the beginning of 2019, the information below refers to the period up to April 2019.

Within the scope of the Company’s Stock Option Plan, employees and managers (“Beneficiaries”) are eligible to receive call options on common shares issued by the Company and/or phantom shares. In principle, all managers and employees are eligible to participate. We currently have 24 people, among managers and employees, holding stock options in the Company and/or phantom shares, considering all the Stock Option Programs jointly.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors in a meeting held on April 3, 2000 (“2002 Stock Option Plan”). There are no further plans for options to be granted under the 2002 Stock Option Plan, the conditions of which are not applicable to the granting of options currently carried out by the Company.

At the Annual Shareholders’ Meeting held on February 3, 2006, a second stock option plan was approved (“2006 Stock Option Plan”), and at the Annual Shareholders’ Meeting held on June 18, 2008, a third stock option plan was approved for shares issued by the Company (“2008 Stock Option Plan”). The 2006 and 2008 Stock Option Plans establish similar terms and conditions, the most important difference being the possibility instituted by the 2008 Stock Option Plan for granting options in the form of Restricted Stock Options, as explained further in this report. The 2008 Stock Option Plan is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering the 2006 and 2008 Stock Option Plans, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has comprehensive powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for granting the options, establishing the specific terms and conditions applicable to each grant of A Options as part of stock option programs (“Programs”), which may determine: (i) the beneficiaries; (ii) the total number of shares in the Company that are subject to the options granted, and their division into batches; (iii) the exercise price; (iv) the lock-up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received from exercising the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also choose to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all actions related to compensation and long term incentives for the approval of the Board of Directors.

Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Stock Option Contracts”), through which the Beneficiaries have the option of buying batches of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. Stock option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 trading sessions on B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBOVESPA) prior to the option granting date (”market value”), which can be monetarily restated or accrue interest rates, as decided by the Board of Directors for each program. The 2008 Stock Option Plan introduced the possibility of the Board of Directors authorizing distinguished options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01. The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in the 2008 Stock Option Plan and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock-up period, of a minimum of 2 years from the date of the respective option grant date. Other conditions may be established for each Program (see item “h” below, a description of the programs with regard to appreciation targets).  With this, the 2008 Stock Option Plan introduced the possibility to grant options in a new format known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Two programs were approved under the 2006 Stock Option Plan, respectively at meetings of the Board of Directors held on March 23, 2006 (“2006 Program”) and February 9, 2007 (“2007 Program”).

Ten programs were approved under the 2008 Stock Option Plan, respectively at meetings of the Board of Directors held on May 9, 2008 (“2008 Program”), June 26, 2009 (“2009 Program”), December 17, 2009 (“2009 Program II”), August 4, 2010 (“2010 Program”), March 31, 2011 (“2011 Program”), July 13, 2011, in which 2 Programs were approved (“2011 Program II” and “Council Program 2011”), August 20, 2012 (“2012 Program”), May 10, 2013 (“2013 Program”) and March 14, 2014 (“2014 Program”), April 27, 2015 (“2015 Program”), and April 11, 2016 (“Program 2016”).

The 2008 Program, the 2009 Program, the 2010 Program, the 2011 Program II, the 2013 Program and the 2014 Program were divided into 2 grants, with different conditions for each, as described in the items below. The 2012 Program was divided into 3 grants, also with different conditions for each, described in the items below. The 2015 and 2016 Programs establish a single stock option grant and also provide for a long-term incentive model payable in cash, based on the share value (phantom shares), without issuing Company shares. Granted volume of both Options and Phantom Shares is based on previous investments by each beneficiary in the Company’s shares in the market – basic condition for them to become eligible to the Program. After the 3-year grace period, the beneficiary may exercise the Options and shall become eligible to receive the cash amount referring to the phantom shares market value.

All the Programs approved under the 2006 Stock Option Plan, as well as the first option grant under the 2008 Program, the two option grants under the 2009 Program, the first option grant under the 2010 Program and the first option grant under the 2011 Program II, second and third option grants under the 2012 Program and the 2013 and 2015 Programs were carried out in accordance with a conventional option grant model, which is to say, options were granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the 2011 Board Program, in which options were granted to the members of the Board of Directors. While the second grant of the 2008 Program, the 2009 Program II, the second grant of the 2010 Program, the 2011 Program, the second grant of the 2011 Program II, the first option grant under the 2012 Program, the first option grant under the 2013 Program and the grants under the 2014 Program followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to members of the Statutory Board of Executive Officers under the 2006 Program, under the 2009 Program, under the first granting of the 2010 Program and under the first granting of the 2011 Program II were replaced in their entirety by options granted under the 2012 Program, through the signing of corresponding Contracts with the Company.

Members of the Board of Directors are currently not beneficiaries of any Stock Option Program of the Company.

b) main objectives of the plan

The Company's stock option plans and stock option and phantom share programs aim to: (1) encourage the expansion and successful development of corporate objectives, allowing beneficiaries to acquire shares and encouraging their integration into the Company; (2) attract top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders of the Company on potentially different terms; and (3) align the interests senior management and employees with the interests of the Company's shareholders.

c) how the plan contributes to these objectives

When giving the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the

Company's shareholders, corporate objectives and expansion plans, thus maximizing result. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation of the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

In addition, the model adopted expects to be effective as mechanism of retaining key managers and employees, especially in view of sharing of the Company’s shares appreciation.

d) how the plan is inserted into the Company’s compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives, which aimed to share risks and results with the Company's main executives. As explained in item 13.1 above, the option plans and long-term incentives are directly linked to this alignment of interests.

e) how the plan aligns the interests of Management and of the Company, in the short, medium and long terms

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options. The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period. The exercising of B Options will be obligatorily: (i) subject to a minimum lock up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

f) maximum number of shares covered

The maximum number of shares that may be purpose of options grant, overall considering all the Company's Programs, is equivalent to 6% of shares representing the Company’s capital stock, already taking into account the effect of dilution due to the exercise of all the options.

g) maximum number of options to be granted

Each option ensures Beneficiary the right to acquire one common share of the Company. This being the case, the number of options granted is linked to the limit of dilution described in item “f” above.

h) share acquisition conditions

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired by the exercise price equivalent to Market Value, and this price may be subject to monetary restatement and interest rates, as stipulated by the Board of Directors for each Program.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represent an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum 2-year vesting period shall be observed; (ii) the exercise of B Options is subject to the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company’s shares, plus dividends and interest on equity paid, between the date of the program and the exercise date of B Options (“Appreciation”). In the Programs in force, approved under the Restricted Stock Option model up to date, except for the second 2014 Program grant, B Options were granted with an adjustment factor at the ratio of up to 2 B Options for each A Option, in case of the Company’s officers. These adjustment ratios will decrease to

1.5 and 2.5, respectively if the Appreciation verified is less than 10%, being applied in full if the Appreciation exceeds 20%, and shall apply proportionally if Appreciation verified is between 10% and 20%.

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they were cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, on August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be extinguished. In all other cases, all the B Options were exercisable on August 20, 2014, for a period of 30 days, after which they will be extinguished. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary were divided into 3 annual lots, the first of which is exercisable on May 1, 2013, and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options were divided into 4 equal annual lots, the first of which is exercisable on 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary, in addition to the minimum mentioned in the paragraphs above, allocated

20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company granted 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Program, A Options were exercisable between May 10, 2013 and May 30, 2014. B Options are split into three annual lots, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a 30-day extinguishing term.

Under the first 2014 Program grant, A and B Options to be received by the beneficiaries varied according to the annual bonus investment for the purchase of the Company's shares, a preliminary condition for receiving the grant.– a similar rule to the third 2013 Program grant. A and B Options varied between 1 time and 5 times; and 0.5 times and 2 times, respectively – according to the volume of shares acquired by the previous investment. A and B Options will be available for exercise from March 14, 2017, for a period of 3 years (B Options will be available for exercise in the proportion that A Options are exercised, within this period). At this time, the Company’s TSR (Total Share Return) in the period was analyzed, as well as its position in relation to a group of competitors. In according with the Company’s position, only the A Options granted volume was adjusted by 10% upwards.

Under the second 2014 Program grant, A Options are exercisable between March 14, 2014 and May 30, 2015. B options are divided into 3 annual lots, each of them exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a 30-day extinguishing term.

In 2015 Program, the Options will be exercisable on April 27, 2018, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries

– in the proportion the Options of same Program are exercised (if not exercised in full, just once).

In 2016 Program, the Options will be exercisable on April 11, 2019, for a three-year extinguishing term. During same period, the amount corresponding to phantom share will be calculated and paid to beneficiaries

– in the proportion the Options of same Program are exercised (if not exercised in full, just once).

There were no grants during 2017.

In 2018, we launched the Program 2018, granted on March 8, 2018. Options may be exercised as follows: 60% on March 30, 2022; 20% on March 30, 2023 and remaining 20% on March 30, 2024.

There were no grants during 2019.

i) criteria for determining purchase or exercise price

As a general rule, the exercise price of the options shall correspond to the average quote of the Company's shares over 30 trading sessions on B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBOVESPA) prior to the option grant date (“Market Value”), and which may be monetarily restated based on the variation in price index to be determined by the Board of Directors, plus interest rates, in accordance with rate defined by the Board of Directors for each Program. This price is deducted from dividends and interest on equity paid per share by the Company, from the grant date until the date of effective option exercise.

It is understood that the definition of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market. The possibility of accruing interest rates exists, so that the exercise price may follow a minimum rate of return required, and Beneficiaries earn a gain only in case of the shares ensuring a minimum return, at the discretion of the Board of Directors. It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and the addition of interest, usually 3% to 6% per year. Aiming at making the exercising of the options more attractive and increase executives’ retention in the long run, the Board of Directors decided on August 4, 2010, that provisions for monetary restatement and interest rates accrued to the Programs would apply until May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (vesting periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive). And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

The amount corresponding to the Phantom Share corresponds to the average quote of the Company’s shares during 30 trading sessions of B3 S.A. – Brazil, Stock Exchange, OTC (current name of BM&FBOVESPA) prior to the options exercise date of the same Program (“Market Value”).

j) criteria for determining the option exercise period

Under the first 2012 Program Grant, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others. As mentioned above, this term was established as a way of retaining Beneficiary and evidence his commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, on August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be extinguished, and only at the ratio in which Beneficiary has previously exercised A Options. In all other cases, all the B Options were exercisable on August 20, 2014, for an extinguishing period of 30 days, also only at the ration in which Beneficiary has previously exercised A Options. The vesting periods to exercise B Options are defined observing the same criteria and fundamentals described above in relation to Program 2011.

Under the second and third 2012 Program grants, the options of each Beneficiary were divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable on May 1, 2013, and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable on 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years on their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10-year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, on May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program second grant.

Under the first 2014 Program grant, A Options may be exercised from March 14, 2017, for an extinguishing period of 3 years. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options may be exercised in the same period of A Options and in the proportion that the Beneficiary exercises A Options.

Under the second grant of the 2014 Program, A Options may be exercised between March 14, 2014 and May 30, 2015. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options are divided into 3 annual lots, each one of them being exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days, and only in the proportion that the Beneficiary has previously exercised the A options. The vesting periods for the exercise of B Options are fixed subject to the same criteria and fundamentals described above regarding the 2011 Program.

In 2015 and 2016 Programs, the Options may be exercised on April 27, 2018, and April 11, 2019, respectively, for an extinguishing three-year period. As mentioned above, such term was established as a way of retaining Beneficiary and evidencing his commitment to the Company. The amounts corresponding to Phantom Shares are also valid for the same period and will be released to the extent and proportionally to the exercise of same Program Options.

In 2018, we launched the Program 2018, granted on March 8, 2018, options may be exercised as follows: 60% on March 30, 2022; 20% on March 30, 2023 and remaining 20% on March 30, 2024.

k) method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

In the Phantom Shares model, no shares are issued nor treasury shares are transferred. The corresponding amount calculated is paid in cash.

l) restrictions on the transfer of shares

Under the first 2012 Program Grant, A Options could only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there was no lock up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options could only be exercised in the period from May 10 to May 30, 2014 and, in this case, there was no lock up period after the exercise of A Options, which were granted in 2013.

For the 2014 Program, there is also no lock up period after the exercise of A Options. In the first grant, they may only be exercised from March 14, 2017, for a period of 3 years; and in the second grant, between March 14, 2014 and May 30, 2015.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

For 2015 and 2016 Programs also there is no lock-up period after Options exercise.

In 2018, we launched the Program 2018, granted on March 8, 2018, options may be exercised as follows: 60% on March 30, 2022; 20% on March 30, 2023 and remaining 20% on March 30, 2024.

m) criteria and events which, when they occur, would result in the suspension, alteration or cancellation of the option plan

The Option Plans for 2008 may be altered or cancelled by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are purpose of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under 2008 Stock Option Plan.

Additionally, in the event of dissolution, transformation, incorporation, merger, spin-off or restructuring of the Company, under which the Company is not the remaining entity, or if it is a remaining entity, no longer has its shares traded on the stock exchange, the options may be transferred to the successor company, or have their vesting periods brought forward for exercising during a given period.

n) effects of manager leaving the Company’s bodies over his rights under the share- based compensation plan

Under the terms of Option Plans 2008, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will are cancelled; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options being cancelled; (iii) in the case of the death or permanent disability of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares applicable thereto shall remain in force.

The Board of Directors has the powers to determine the treatment to be given to B Options granted to the Beneficiary under 2008 Stock Option Plan, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for exercising the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in 2008 Stock Option Plan and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the vesting period for all the options that had been granted to members of the Statutory Executive Officers (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital;

(iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporations Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the Statutory Executive Officers will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talents.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted within the scope of the Plan to Statutory Officers and members of Board of Directors of the Company or its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of anticipating the vesting period of the options, referred to in the paragraph above, shall also apply, in the event of the Company’s dissolution.

13.5. Share-based compensation of the Board of Directors and Statutory Board of Executive Officers

2017	Board of Directors	Statutory Board of Executive Officers
Plans		2012	2013	2014	2015	2016
b) Total members	0	5	5	5	5	5
c) Compensated members	0	5	5	5	5	5
d) In relation to each stock option grant
Date of grant	N/A	8/20/2012	5/10/2013	3/14/2014	4/27/2015	4/11/2016
Number of options granted	N/A	165,875 (Restricted Stock Option Program A Options + B) and 208,456 (Traditional Program)	139,762 (Restricted Stock Option Program A Options + B) and 87,332 (Traditional Program)	273,498 (Restricted Stock Option Program A Options + B)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares
Term for options to become exercisable	N/A	Restricted Stock Option Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40%) for B Options Traditional Program: 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Traditional Program: 4 years (25% per year)	A Options and B: 3 years	3 years	3 years
Maximum period to exercise options	N/A	Restricted Stock Option Program: 30 days Traditional Program: 10 years	Restricted Stock Option Program: 1 year A Options and 30 days B Options Traditional Program: 10 years	A Options and B: 3 years	3 years	3 years
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following group of options
- outstanding at beginning of fiscal year	N/A	Restricted Stock Option Program: A Options: R$17.01 B Options: R$0.09 Traditional Program: R$17.01	Restricted Stock Option Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40
- lost during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during fiscal year	N/A	R$0.09	R$0.09	A Options: R$23.76 B Options: R$0.09	N/A	N/A
- expired during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
e) Fair value of options on grant date	N/A	Restricted Stock Option Program: A Options: R$17.01 B Options: R$0.09 Traditional Program: R$17.01	Restricted Stock Option Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40
f) Potential dilution in case of exercise of all options granted (1)	0.35%	1.32%	0.80%	0.97%	0.57%	0.54%

(1)   Dilution based on total shares on 12/31/2017 and excludes phantom shares since shares are not issued in this model.

(2)   The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017, and adjustments arising from Tenda’s spin-off, approved at the Board of Directors’ meeting of 05/09/2017.

(3)   For the year 2017, there was no grant of Stock Option Programs.

2018	Board of Directors	Statutory Board of Executive Officers
Plans		2012	2013	2014	2015	2016	2018
b) Total members	0	1	1	2	2	2	6
c) Compensated members	0	1	1	2	2	2	6
d) In relation to each stock option grant
Date of grant	N/A	08/28/2012	5/10/2013	3/14/2014	4/27/2015	4/11/2016	03/08/2018
Number of options granted	N/A	165,875 (Restricted Stock Option Program A Options + B) and 208,456 (Traditional Program)	139,762 (Restricted Stock Option Program A Options + B) and 87,332 (Traditional Program)	273,498 (Restricted Stock Option Program A Options + B)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options
Term for options to become exercisable	N/A	Restricted Stock Option Program: 9 months for A Options and 4 years (0%, 30%, 30%, 40% for B Options Traditional Program: 3 years (50%, 30% and 20%)	A Options: 1 year B Options: 4 years (0%, 30%, 30%, 40%) Traditional Program: 4 years (25% per year)	A Options and B: 3 years	3 years	3 years	4 years
Maximum period to exercise options	N/A	Restricted Stock Option Program: 30 days Traditional Program: 10 years	Restricted Stock Option Program: 1 year A Options e 30 days B Options Traditional Program: 10 years	A Options and B: 3 years	3 years	3 years	4 years
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following group of options
- outstanding at beginning of fiscal year	N/A	Restricted Stock Option Program: A Options: R$17.01 B Options: R$0.09 Traditional Program: R$17.01	Restricted Stock Option Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40	R$ 15.00
- lost during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during fiscal year	N/A	R$0.09	R$0.09	A Options: R$23.76 B Options: R$0.09	N/A	N/A	N/A
- expired during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e) Fair value of options on grant date	N/A	Restricted Stock Option Program: A Options: R$17.01 B Options: R$0.09 Traditional Program: R$17.0	Restricted Stock Option Program: A Options: R$28.29 B Options: R$0.09 Traditional Program: R$28.29	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40	R$ 15.00
f) Potential dilution in case of exercise of all options granted (1)	0.35%	1.32%	0.80%	0.97%	0.57%	0.54%	0.40

(1)   Dilution based on total shares on 12/31/2017 and excludes phantom shares since shares are not issued in this model.

(2)   The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017, and adjustments arising from Tenda’s spin-off, approved at the Board of Directors’ meeting of 05/09/2017.

(3)   For the year 2017, there was no grant of Stock Option Programs.

2019	Board of Directors	Statutory Board of Executive Officers
Plans		2014	2015	2016	2018	2019
b) Total members	0	2	2	2	6	11
c) Compensated members	0	2	2	2	6	11
d) In relation to each stock option grant	N/A	2	2	2	6	0
Date of grant	N/A	3/14/2014	4/27/2015	4/11/2016	03/08/2018	N/A
Number of options granted	N/A	273,498 (Restricted Stock Option Program A Options + B)	171,537 Options and 61.738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options	N/A
Term for options to become exercisable	N/A	A Options and B: 3 years	3 years	3 years	4 years	N/A
Maximum period to exercise options	N/A	A Options and B: 3 years	3 years	3 years	4 years	N/A
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following group of options						N/A
- outstanding at beginning of fiscal year	N/A	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40	R$ 15.00	N/A
- lost during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- expired during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
e) Fair value of options on grant date	N/A	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40	R$ 15.00	N/A
f) Potential dilution in case of exercise of all options granted (1)	0,35%	0.97%	0.57%	0.54%		N/A

(1)   Dilution based on total shares on 12/31/2017 and excludes phantom shares since shares are not issued in this model.

(2)   The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017, and adjustments arising from Tenda’s spin-off, approved at the Board of Directors’ meeting of 05/09/2017.

(3)   For the year 2017, there was no grant of Stock Option Programs.

2020 - Expected	Board of Directors	Statutory Board of Executive Officers
Plans		2014	2015	2016	2018	2019
b) Total members	0	2	2	2	6	8
c) Compensated members	0	2	2	2	6	8
d) In relation to each stock option grant	N/A	2	2	2	6	N/A
Date of grant	N/A	3/14/2014	4/27/2015	4/11/2016	3/8/2018	N/A
Number of options granted	N/A	273,498 (Restricted Stock Option Program A Options + B)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options	N/A
Term for options to become exercisable	N/A	A Options and B: 3 years	3 years	3 years	4 years	N/A
Maximum period to exercise options	N/A	A Options and B: 3 years	3 years	3 years	4 years	N/A
Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price to exercise each of the following group of options						N/A
- outstanding at beginning of fiscal year	N/A	A Options: R$23.76 B Options: R$0.09	R$30.20	R$19.40	R$ 15.00	N/A
- lost during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- exercised during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
- expired during fiscal year	N/A	N/A	N/A	N/A	N/A	N/A
e) Fair value of options on grant date	N/A	A Options: R$23.76 B Options: R$0.09	R$16.16	R$19.40	R$ 15.00	N/A
f) Potential dilution in case of exercise of all options granted (1)	0.35%	0.97%	0.57%	0.54%		N/A

(1)   Dilution based on total shares on 12/31/2017 and excludes phantom shares since shares are not issued in this model.

(2)   The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017, and adjustments arising from Tenda’s spin-off, approved at the Board of Directors’ meeting of 05/09/2017.

(3)   For the year 2017, there was no grant of Stock Option Programs.

13.6. Information on outstanding options held by the board of directors and the statutory board of executive officers

Fiscal Year 2018	Board of Directors	Statutory Board of Executive Officers
Plans	-	2012	2013	2014	2015	2016	2018	2019
b) Total members	0	1	1	2	2	2	6	7
c) Compensated members	0	1	1	2	2	2	6	7
d) Options not yet exercisable								N/A
i) Quantity	N/A	42,685 (Restricted Stock Option Program – B Options) and 19,287 (Traditional Program)	56,528 (Restricted Stock Option Program B Options) e 26,992 (Traditional Program)	273,498 (Restricted Stock Option Program A Options + B)	171,537 Options and 61,738 Phantom Shares	163,936 Options and 84,803 Phantom Shares	2,457,209 Options	N/A
ii) Date when they will become exercisable	N/A	05/01/2015	05/10/2015	03/14/2017	04/27/2018	04/11/2019	03/30/2022	N/A
		(Traditional Program - 20% of total volume of Options granted)	(Traditional Program - 25% of total volume of Options grantedand25% p.y. on subsequent anniversaries)
		08/20/2015	05/10/2015
		(Restricted Program – B Options – 30% and 40% on subsequent anniversaries)	(Restricted Program – B Options – 30% and on subsequent anniversaries 30% and 40% of the total granted)
iii) Maximum period to exercise options	N/A	30 days (Restricted Program – B Options) and 10 years for options in the Traditional Program	Restricted Stock Option Program: 30 days B Options	3 years	3 years	3 years	4 years	N/A

Traditional Program: 10 years
iv) Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
v) Weighted average exercise price	N/A	R$17.01 (Traditional Program)	Restricted Stock Option Program:	A Options: R$23.76	R$ 16.16	R$ 19.40	R$ 15.00	N/A
		R$0.09 (B Options do Restricted Program)	B Options: R$0.09	B Options: R$0.09

Traditional Program: R$28.29
vi) Fair value of options on last day of fiscal year	N/A	R$17.01 (Traditional Program)	Restricted Stock Option Program:	A Options: R$23.76	R$ 16.16	R$ 19.40	R$ 15.00	N/A
		R$0.09 (B Options in the Restricted Program)	B Options: R$0.09	B Options: R$0.09

Traditional Program: R$28.29

e) Exercisable options								N/A
i) Quantity	N/A	69,732	17,995 (Traditional Program)	273,498 (Restricted Stock Option Program A Options + B)	N/A	N/A	N/A	N/A
ii) Maximum period to exercise the options	N/A	10 years	10 years	3 years	3 years	3 years	4 years	N/A
iii) Share transfer lock-up period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
iv) Weighted average exercise price	N/A	R$ 17.01	R$ 28.29	R$23.76 (A)	R$ 16.16	R$ 19.40	R$ 15.00
R$0.09 (B)
v) Fair value of options on last day of fiscal year	N/A	R$ 17.01	R$ 28.29	R$23.76 (A)	R$ 16.16	R$ 19.40	R$ 15.00	N/A
R$0.09 (B)
vi) Fair value of total options on last day of fiscal year	N/A	R$ 17.01	R$ 28.29	R$23.76 (A)	R$ 16.16	R$ 19.40	R$ 15.00	N/A
R$0,09 (B)

13.7. Options exercised and shares delivered referring to the share-based compensation of the board of directors and statutory board of executive officers

Fiscal Year 2016	Board of Directors	Statutory Board of Executive Officers
Program (Year)		2012	2013
b) Total members	0	5	5
c) Compensated members	0	3	5
d) In relation to the exercised options	-	-	-
i) number of shares	N/A	16,703	14,132
ii) weighted average exercise price	N/A	R$0.13	R$0.13
iii) total difference between exercise value and market value of shares relative to exercised options	N/A	415,937	352,425
e) In relation to shares delivered, inform (1)
i) number of shares	N/A	16,703	14,132
ii) weighted average acquisition price	N/A	R$0.13	R$0.13
iii) total difference between acquisition value and market value of shares acquired	N/A	415,937	352,425

(1)     Under the model adopted by the Company all the shares exercised are delivered.

(2)     The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017.

Fiscal year 2017	Board of Directors	Statutory Board of Executive Officers
Program (Year)		2013	2014
b) Total members	0	5	5
c) Compensated members	0	5	5
d) In relation to the exercised options	-	-	-
i) number of shares	N/A	20,501	19,095
ii) weighted average exercise price	N/A	R$0.09	R$16.36
iii) total difference between exercise value and market value of shares relative to exercised options	N/A	417,605	78,290
e) In relation to shares delivered, inform (1)
i) number of shares	N/A	20,501	19,095
ii) weighted average acquisition price	N/A	R$0.09	R$16.36
iii) total difference between acquisition value and market value of shares acquired	N/A	417,605	78,290

(1)     Under the model adopted by the Company all the shares exercised are delivered.

(2)     The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017.

Fiscal year 2018	Board of Directors	Statutory Board of Executive Officers
Program (Year)		2014	2015
b) Total members	0	5	2
c) Compensated members	0	5	2
d) In relation to the exercised options	-	-	-
i) number of shares	N/A	10,412	6,907
ii) weighted average exercise price	N/A	R$0.09	R$16.16
iii) total difference between exercise value and market value of shares relative to exercised options	N/A	N/A	N/A
e) In relation to shares delivered, inform (1)
i) number of shares	N/A	10,412	6,907
ii) weighted average acquisition price	N/A	R$0.09	R$16.16
iii) total difference between acquisition value and market value of shares acquired	N/A	N/A	N/A

(1)     Under the model adopted by the Company all the shares exercised are delivered.

(2)     The number of options and options price were adjusted according with the reverse stock split of 03/23/2017, approved on 02/20/2017.

13.8. Information required to understand the information disclosed in Items 13.5 to 13.7 – Pricing Method for Value of Shares and Options

Brief Description of the Formats for the Granting of Options

A. Traditional options in force (granted under 2008 Stock Option Plan, in the second and third granting of the 2012, Program 2015, Program 2016 and Program 2018).

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually (except for 2015 and 2016 Programs, where lot is single, with 3-year vesting period on the Program’s date of approval).

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in order words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will are cancelled. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full (except for Programs 2015 and 2016, where the maximum term to exercise the options is three years on the expiration of the grace period). In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

B. Restricted Stock Options (granted under 2008 Stock Option Plan, in the 2011 Program, the second set of options granted under the 2011 Program II, the first set of options granted under the Program 2012, the Program 2013 and the Program 2014)

The options granted are divided into A Options and B Options. The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of the 2014 Program, when A Options are available for exercise after 3 years of the grant and along with the B Options). The B Options have an exercise price equivalent to R$0.01 each and are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively. Exception to this rule is the first 2012 Program Grant, where B Options, vested in 2 years counted from the grant date, in the case of key employees; and in the 2014 Program first grant, destined to Officers, where B Options are released for exercise within 3 years on the grant date, together with A Options, for 3-year extinguishing term.

The quantity of B Options available for exercise is determined by the following factors:

•       Quantity of A options exercised, under the terms described in item 13.4 above; and

•       Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options (except for the 2014 Program, where the adjustment will be in the A Options, according to TSR.

Program 2018

After the four-year vesting period, the options can be fully or partially exercised, as follows: 60% on March 30, 2022; 20% on March 30, 2023 and remaining 20% on March 30, 2024. The price defined for the Program 2018 was R$15.00.

a) pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and phantom shares and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending. In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

Concurrently, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due- date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b) data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and risk-free interest rates

Date of calculation

According to Technical Pronouncement CPC 10, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices.

Exercise price

Traditional grants:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – São Paulo Stock Exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

Grants under the Restricted Stock Options format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Grants in the Phantom Shares format:

An exercise price shall not apply to Phantom Shares, but in order to the cost of Program be recorded, the price of R$0.00 was considered in this model.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Term of the option

Traditional grants:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock up period, which may vary according to the Program in question (except for 2015 and 2016 Program, where the maximum term to exercise the options is three years on the expiration of grace period – the same treatment was given to the Phantom Shares). If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock up period (that is to say, based on the options that become available in the fiscal year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest on equity by the Company.

Risk-free interest rate

Risk-free interest rates were obtained with the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c) method used and the assumptions assumed to incorporate the expected effects of early exercise

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock up period. In this way, the option life adopted in the calculations varies between 1 and 6 years, in accordance with the number of lots and the corresponding lock up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d) calculation method of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e) if there is any other option characteristic that has been incorporated when measuring its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format and phantom shares, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the cancellation date).

Lock-up period

Contractually speaking, for A Options granted under the Restricted Stock Option model there was a restriction that exists on the sale of shares acquired to the exercising of options. This restriction, also known as lock-up, varied between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method. According to this method, the value of a European type put option with a period equal to the lock up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount. This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the Conventional Programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.10. Information on pension plan granted to members of the Board of Directors and Statutory Officers:

Not applicable, considering that no pension plans have been granted either to members of the Board of Directors and Statutory Executive Officers.

13.11. Maximum, minimum, and average compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Total members	5	4.5	5.17	9	5.5	7.00	2	2.83	3.00
Compensated members	5	4.5	5.17	11	5.5	7.00	2	2.83	3.00
Highest compensation (R$)	80,000.00	1,045,192	2,428,106.90	25,000.00	241,085	365,140.80	6,000.00	86,400	81,000.00
Lowest compensation (R$)	40,000.00	171,291	2,428,106.90	10,000.00	57,865	234,057.60	6,000.00	28,800	81,000.00
Average compensation (R$)	57,500.00	1,192,668	1,485,096.94	13,600.00	275,766	290,236.11	6,000.00	87,983	81,000.00
Notes:
Statutory Board of Executive Officers
12/31/2019

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (accounting cost).

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2018

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (accounting cost).

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/ 2017

The amounts reported above refer to fixed compensation, short-term variable compensation, benefits and long-term incentives, based on stock option programs of the Statutory Executive Officers (accounting cost).

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Board of Directors
12/31/2019

The amounts reported above refer to the fixed compensation of the Board of Directors.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2018

The amounts reported above refer to the fixed compensation of the Board of Directors.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/ 2017

The amounts reported above refer to the fixed compensation of the Board of Directors.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

Fiscal Council
12/31/2019

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/2018

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

12/31/ 2017

The amounts reported above refer to the fixed compensation of the Fiscal Council.

1. Value of the highest compensation: it considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months at the body.

2. Value of the lowest compensation: it considers the lowest annual individual compensation effectively received, only including the members who remained 12 months at the body, excluding those who remained for shorter period.

3. Average value of compensation: total compensation amount paid divided by the number informed of members in the period under consideration.

13.12. Mechanisms of compensation or indemnification for management in the event of removal from office or retirement

None.

13.13. Percentage of total compensation of management and members who are related parties to controlling shareholders

None.

13.14. Compensation of management and members of the fiscal council, grouped by body, received for any reason rather than the position held by them

None.

13.15. Compensation of management and members of the fiscal council recognized in the results of direct or indirect controlling shareholders, company under the issuer’s common control and subsidiaries:

None.

13.16. Other relevant information:

Long-term incentives as stock option grant

The values presented as long-term incentives, based on stock option programs and Phantom Shares start to reflect the book costs of the program(s) granted this year or estimated to be granted which will be amortized gradually during grace period, therefore presented in our financial statements. These amounts are calculated upon the grant through Binomial (traditional Stock Option) and Monte Carlo (Restricted Stock Option Programs) pricing models and the costs calculated are amortized during its duration (usually 4 years). The amounts reported do not represent the gains earned by the beneficiaries.

Appendix III - Information from ITEMS 12.5 to 12.10 in the reference form

12.5 With regard to each member of the issuer’s management and fiscal council, inform, in table format / 12.6 Percentage of attendance in meetings held by the respective body in the same period, taking place after investiture

Name	Denise dos Passos Ramos	João Antonio Lopes Filho
Date of Birth	30/01/1975	12/08/1963
Profession	Lawyer	Economist
Individual Taxpayer’s ID (CPF/MF) or Passport	042.842.797-93	022.485.438-08
Elected office to be taken	Member of the Board of Directors	Member of the Board of Directors
Date of election	30.04.2020	30.04.2020
Date of investiture	Up to 05.30.2020	Up to 05.30.2020
Term of tenure	Until the Annual Shareholders’ Meeting of 2021	Until the Annual Shareholders’ Meeting of 2021
Other positions or roles performed	Not Applicable	Not Applicable
Appointed/Elected by the controlling shareholder	No	No
Independent member	Yes, in accordance with Novo Mercado criteria	Yes, in accordance with Novo Mercado criteria
Number of consecutive tenures	1	1
Percentage of attendance at meetings held	100.0%	100.0%

Denise dos Passos Ramos - 042.842.797-93

Law degree from Universidade Federal do Rio de Janeiro. MBA in Business Management from Fundação Getúlio Vargas. Specialization in Contractual Law from Fundação Getúlio Vargas Specialization in Environmental Law from Pontifícia Universidade Católica do Rio de Janeiro. Over 20 years’ experience, having worked as a lawyer at Banif - Banco Internacional do Funchal (Brasil) S.A. and Operating Legal Advisor at the Legal Department of Ipiranga Produtos de Petróleo S.A. Head of the legal department of Petroflex Indústria e Comércio S.A., a company of the Lanxess Energizing Chemistry group. She is currently Chief Executive Officer at Alberta Albko Ltda.

João Antonio Lopes Filho - 022.485.438-08

Founding partner of Portcapital and manager of the Aeroespacial Fund. Partner at Banco Fator S.A. from 1994 to 2008, heading the Corporate Finance, M&A, Capital Markets and Private Equity division. In charge of the Venture Capital Fund between 1999 and 2006 (Fundo de Empresas Emergentes de Santa Catarina). Member of the Board of Directors of Trafo Equipamentos Elétricos S.A. from 2003 to 2007. He was managing partner at Trevisan Auditores Independentes, having developed the Advisory Department for Mergers, Acquisitions and Privatization and coordinated the Advisory Department for Human Resources, Productivity, Quality and Training. He was also an auditor at Price Waterhouse, participating in audits of large banks and multinational companies. Holds a Bachelor’s degree in Economic Sciences from Universidade Mackenzie and is a Fund Manager at CVM.

************

All candidates have individually declared, for all legal purposes, that in the last five (5) years they have not been subject to (i) criminal convictions, (ii) convictions in administrative proceedings of the Securities and Exchange Commission of Brazil, or (iii) convictions from final judicial or administrative decisions that suspend or prohibit them from practicing any professional or business activity.

12.7 Provide the information mentioned in item 12.5 regarding members of the statutory committees, as well as the audit, risk, financial, and compensation committees, even if such committees or structures are not statutory

The members appointed have not served as members of the statutory committees, as well as the audit, risk, financial, and compensation committees, even if such committees or structures are not statutory

12.8 With regard to each of the persons who have served as members of the statutory committees, as well as the audit, risk, financial, and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of attendance in meetings held by the respective body in the same period, taking place after investiture

The members appointed have not served as members of the statutory committees, as well as the audit, risk, financial, and compensation committees, even if such committees or structures are not statutory

12.9 Inform the existence of a marital relationship, cohabitation or kinship up to the second degree between:

a.         members of the issuer’s management

b.         (i) members of the issuer’s management and (ii) members of the management of direct or indirect subsidiaries of the issuer

c.         (i) members of management of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer

d.         (i) members of the issuer’s management and (ii) members of the management of direct or indirect parent companies of the issuer

Not applicable, since there is no marital relationship, cohabitation, or kinship up to the second degree between members of management of the Company or its direct or indirect subsidiaries.

Furthermore, in accordance with the Company’s Code of Ethics, it is prohibited to hire immediate family members of employees (father, mother, siblings, children), as well as their spouse, cousins, uncles/aunts and nephews/nieces to work at the Company or at the Company’s direct or indirect subsidiaries. A stable relationship between employees of the Company or its direct or indirect subsidiaries is also prohibited.

As for direct or indirect controlling shareholders, this is also not applicable, since the Company has widely-held stock and no controlling shareholders.

12.10 Provide information about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer’s management and:

a.         a direct or indirect subsidiary of the issuer, except for those in which the issuer owns, directly or indirectly, the entire capital stock

b.         a direct or indirect controlling shareholder of the issuer

c.         if applicable, a supplier, client, debtor or creditor of the issuer, its subsidiary or subsidiaries, or subsidiaries of any of these persons

Not applicable, since there are no relationships of subordination or control between managers and subsidiaries, nor are there controlling shareholders, since the company has widely-held stock.

With regard to service provision, the Company’s Code of Ethics prohibits any relationship of service provision between suppliers, clients, debtors or creditors of the Company and its managers, employees, and employees’ immediate family (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces. It is also prohibited to hire companies or consulting firms owned by former employees who left the Company less than one year earlier.

Furthermore, the Audit Committee is responsible for establishing guidelines for the Company’s hiring of employees or former employees of the independent auditor.

Appendix IV - Information on the capital decrease

(In accordance with appendix 16 to ICVM 481)

1.     Inform the amount of the reduction and the new capital stock

Losses reported by the Company were equivalent to R$2,585,032,921.91 on 12.31.2019, therefore after the reduction capital stock will be R$341,247,396.23.

2.     Explain in detail the reasons, method and consequences of the reduction

The proposed capital decrease aims to rectify the Company’s balance sheet, making it able to pay dividends as soon as the Company’s results allow.

3.     Provide a copy of the fiscal council report, if installed, when the capital decrease proposal is made by management

Not applicable. There is no Fiscal Council currently installed.

4.     Inform, as applicable: (a) the amount of the refund per share; (b) the share value reduction to the inflow amount, in the case of unpaid capital; or (c) the number of shares subject to the decrease

Not applicable, since the decrease will be made through offset of losses.

Appendix V - Information on the Bylaws amendment

(In accordance with Article 11 of ICVM 481)

Current Article 5	Proposed amendment	Description
Art. 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 44,757,914 common shares, all registered, book-entry and without par value.	Art. 5. The capital of the Company is R$341,247,396.23, which is fully subscribed and paid-in, divided into 120,000,000 common shares, all registered, book-entry and without par value.

Amendment to reflect the capital decrease through offset of losses accumulated. The amendment also considers the capital increase approved by the Board of Directors on August 15, 2019, when the Company’s capital was R$2,926,280,318.14, divided by 120,000,000 in common shares, all registered, book-entry and without par value.

Consolidated Corporate Bylaws

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07

Corporate Registry (NIRE) no. 35.300.147.952

Publicly-held Company

CORPORATE BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Sole Paragraph. With the Company’s inclusion in the Novo Mercado of B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), the Company, its shareholders, including controlling shareholders, managers, and members of the fiscal council, when installed, shall be subject to the provisions of the Novo Mercado Rules.

Article 2. The Company’s headquarters and forum are in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the board of executive officers, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 30, §1, in which case prior approval of the board of directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$341,247,396.23 which is fully subscribed and paid-in, divided into 120,000,000 common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.

§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law No. 6.404 of December 15, 1976 (“Brazilian Corporations Law”).

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 71,031,876 common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to Articles 257 to 263 of the Brazilian Corporations Law. Pursuant to Article 171, §3 of the Brazilian Corporations Law, there shall be no preemptive rights on the grant and exercise of stock call options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence or impediment, installed and chaired by another board member, officer or shareholder appointed by the chairman of the board of directors. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 9, sole paragraph.

Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:

(a)    waive the public tender offer as requirement for the Company’s delisting from the Novo Mercado;

(b)    resolve on the cases not mentioned in these Bylaws, pursuant to the provisions of the Brazilian Corporations Law, observing the provisions of the Novo Mercado Rules.

Sole Paragraph. The resolution to which item (b) of this Article refers shall be taken by majority vote of shareholders holding outstanding shares attending the meeting, not computing the absentees’ votes, if installed on first call, it shall rely on the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares, or, if installed on second call, it may rely on the attendance of any number of shareholders holding outstanding shares.

Article 10. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or shareholder group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 10, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or shareholder group in default.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 11. The Company is managed by the board of directors (Conselho de Administração) and the board of executive officers (Diretoria).

Article 12. The members of the board of directors and the board of executive officers shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, which shall include their submission to the arbitration clause referred to in Article 54 hereof and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, the adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 13. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Article 14. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee and approved by the board of directors:

(a)    the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any interests of any shareholder or shareholder group individually considered;

(b)    the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)     the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)    the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, shareholder group, director, officer or group of directors and/or officers;

(e)     the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the power of control by any shareholder or shareholder group, and as such, the board of directors shall exercise its competence set forth in Article 51 in such a way as to allow that the eventual power of control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(f)     the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)    the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)    the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)     the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j)      no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 15. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

Article 16. From the members of the board of directors, at least, two (2) or twenty percent (20%) whichever is higher, shall be independent members, In accordance with definition of the Novo Mercado Rules, and the characterization of nominees to the board of directors as independent members to be resolved in the minutes electing them, in the assumption of existing controlling shareholder, the board member(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Brazilian Corporations Law, shall be likewise deemed independent member(s).

§1. When, due to the observance of the percentage referred to in the main clause of this Article 16, the election results in fractional number of directors, the shareholders in general meeting shall round it to the immediately above whole number.

§2. The positions of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

Functioning

Article 17. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of the Brazilian Corporations Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. The vacancy of an independent member, shall only be substituted by another independent member.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An absent independent member shall only be substituted by another independent member.

Article 18. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Article 19. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.

Powers

Article 20. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:

(a)    fix the general direction of the Company’s business;

(b)    define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the board of executive officers;

(c)     approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

(d)    attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 13 of these Bylaws;

(e)     nominate a slate for the election of the board of directors;

(f)     elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)    supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)    determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)     instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose entities;

(j)      in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock call options or the subscription of the corresponding shares;

(k)    call general shareholders’ meetings;

(l)     submit to the shareholders in general meeting any proposed amendment to these Bylaws;

(m)   issue its opinion on the board of executive officers’ management report and accounts, and authorize the distribution of interim dividends;

(n)    attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)    authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)    appoint and dismiss the Company’s independent auditors;

(q)    approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)     approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)     approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)     approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)    authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose entities in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)    authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the

Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(w)   approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)    issue its opinion in advance, making it public and observing the rules laid out in Article 51 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 46 hereof.

(y)    analyze, at least, yearly, the summarized report prepared by the Company’s Audit Committee;

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 21. The board of executive officers is the corporate body that represents the Company and is responsible for performing all acts of management related to the Company’s business.

Article 22. The board of executive officers is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the board of executive officers is a majority of the Company’s officers.

Article 23. In the event of a vacancy on the board of executive officers, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 24. The board of executive officers is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 25. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief financial officer (diretor executivo financeiro) and chief operating officer (diretor executivo operacional). Accumulation of functions is allowed.

Article 26. The duties of the chief executive officer are to:

(a)    submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;

(d)    establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;

(e)    coordinate and supervise the work of the board of executive officers, and to call and chair its meetings;

 (f)    develop, together with the Corporate Governance and Compensation Committee the succession plans referred to in Article 36, item (l), hereof;

(g)    attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;

(h)    represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

(i)     supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.

Article 27. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and B3, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 28. The duties of the chief financial officer are to:

(a)    be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)    submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)     ensure that the controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)    be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e)     ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f)     perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g)    ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)    define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;

(i)     participate in the board of executive officers meetings (Article 22), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)      represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

Article 29. The duties of chief operating officer, in addition to such other functions as may be assigned by the board of directors, are to:

(a)    promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;

(b)    coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;

(c)    coordinate the performance of its area and specific liabilities with those of the other officers;

(d)    ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

(e)     attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

(f)     be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

(g)    be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

(h)    submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;

(i)     monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

(j)      ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;

(k)    ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;

(l)     be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

(m)   monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

(n)    define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;

(o)    define guidelines to approve new partners in the building sector, being liable for monitoring the costs, terms and quality of services rendered by these partners, as well as partner’s environmental management and survey of entire related documentation to be submitted;

(p)    conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

(q)    monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

(r)     be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;

(s)     position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and

(t)     represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)    any two officers;

(b)    any officer acting jointly with an attorney-in-fact with specific powers; or

(c)     two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 30 in the incorporation of, or acquisition of interests in, special purpose entities (SPEs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2. The Company may be severally represented by only one Officer or attorney-in-fact with specific powers, without the formalities provided for in this Article 30, in the practice of the following acts:

(a)    for the purposes of receiving service of process or notice, giving testimony or the Company representation in court and in administrative proceedings;

(b)    the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and

(c)     the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§4. The board of directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 31. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the board of executive officers in implementing internal policies approved by the board of directors.

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

§2. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 32. The advisory committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the advisory committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.

§2. Each advisory committee will have, among its members, a chairman who will manage the tasks of the committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the committee's work and acting along with the board of executive officers in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each advisory committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the advisory committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the advisory committees.

§5. Whenever necessary, the members of the board of executive officers or of the board of directors can be invited to participate in the meetings of the advisory committees.

Audit Committee

Article 33. The Audit Committee, an advisory body linked to the board of directors, is permanent composed of, at least, 3 (three) members, all of them Independent Board Members, at least, one (1) of them shall have renowned experience in corporate accounting, pursuant to the rules issued by CVM, which provide for the registry and performance of independent audit within the scope of the securities market and set forth the duties and the responsibilities of managers of entities audited in their relationship with independent auditors.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 16 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

§3. The attendance of the Company’s officers, officers of its subsidiaries, its controlling shareholder, associated companies or entities under common control as members of the Audit Committee shall be forbidden.

Article 34. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

a.       issue opinion on the hiring and removal of independent auditing services;

b.       assess quarterly information, interim statements and financial statements;

c.       monitor the internal audit activities and the Company’s internal controls area;

d.       assess and monitor the Company’s risk exposures;

e.       assess, monitor and advise Management on the correction or improvement of the Company’s internal policies, including the related party transactions;

f.        seek means to receive and treat information about the non-compliance with legal and normative provisions applicable to the Company, besides internal codes and regulations, inclusive providing for specific procedures to protect service provider and confidentiality of information;

g.       recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

h.       supervise the work of independent auditors;

i.        review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

j.        evaluate the qualifications, performance and independence of auditors;

k.       establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

l.        at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

m.      review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

n.       review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

o.       review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

p.       review, together with the chief executive officer and the chief financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

q.       consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

r.        settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

s.       review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

t.        assist the board of directors in carrying out oversight functions of the board of executive officers;

u.       review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

v.       review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

w.       yearly, monitor the compliance with applicable laws and the Code of Ethics and Conduct, inclusive by means of review of any reports issued by attorneys representing the Company, including relevant breach of law or breach of fiduciary duty;

x.       analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such board members should vote in any matter that may give rise to conflict of interests or not, and

y.       analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Corporate Governance and Compensation Committee

Article 35. The Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be independent members.

§1. At least one (1) of the members of the Corporate Governance and Compensation Committee shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Corporate Governance and Compensation Committee shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 36. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:

(a)    propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the advisory committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(b)    annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;

(c)     propose to the board of directors the orientation of votes to be cast as provided in Article 20, item (i);

(d)    recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the advisory committees, and other advisory bodies of the Company;

(e)     review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long-term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f)     recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g)    recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h)    review, and submit to the board of directors, the goals and aims related to the officers and senior employees’ compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

(i)     identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

(j)      identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;

(k)    recommend the appointment of members of the Audit Committee and other advisory committees;

(l)     develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

(m)   develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

(n)    periodically review the responsibilities of all advisory committees and other advisory bodies and advise on any amendment proposal to the board of directors;

(o)    continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;

(p)    prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

(q)    propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 37. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Article 38. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.

§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the instrument of investiture, which shall comprise their submission to the arbitration clause referred to in Article 54 hereof, pursuant to provisions under the Novo Mercado Rules, as well as the compliance with applicable legal requirements.

Article 39. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 40. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 41. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article 41 shall be attributed to the mandatory dividend.

Article 42. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a)    5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of the Brazilian Corporations Law;

(b)    from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 42 and the adjustment provided for in Article 202 of the Brazilian Corporations Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c)    an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article 42 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

CHAPTER VII

CONTROL, NO POWER OF CONTROL AND DELISTING FROM THE NOVO MERCADO

Article 43. The direct or indirect sale of the Company’s control, in either a single transaction or a series of transactions, shall be contracted subject to a condition that the acquirer of control undertakes to make a public tender offer for the shares aiming the shares issued by the Company held by other shareholders in accordance with laws, regulations in force in the Novo Mercado Rules and on terms that ensure equal treatment with the seller.

Article 44. The voluntary delisting from the Novo Mercado may occur: (i) irrespective of public tender offer, in the assumption of waiver approved at the Company’s general meeting, pursuant to Article 9, item (a) hereof or (ii) if there is no such waiver, if preceded by a public tender offer which observes the procedures provided for in the rules issued by CVM on public tender offers for deregistering as a publicly-held company and the following requirements: (a) the price offered shall be fair, therefore, being possible the request of new evaluation of the Company, as provided for in Article 4-A of the Brazilian Corporations Law; and (b) shareholders holding more than one third (1/3) of the outstanding shares shall accept the public tender offer or expressly agree with the company’s delisting from the segment without selling shares.

§1. For the purposes of this Article, outstanding shares are only those shares whose holders expressly agree with the Company’s delisting from the Novo Mercado or are qualified for the auction of the public tender offer, pursuant to the rules issued by CVM applicable to public tender offers of publicly-held company for deregistering.

§2. If the quorum mentioned in Article 44, item “ii”, subitem (b) is reached: (i) those who accepted the public tender offer cannot be submitted to apportionment upon sale of their interest, in compliance with the exemption procedures of the limits provided for in CVM’s rules applicable to the public tender offers, and (ii) the offeror shall be required to acquire remaining outstanding shares for one-(1) month term, on the date of the auction, by the final price of the public tender offer, updated until the date of effective payment, pursuant to the notice and prevailing rules, which shall occur, within no later than fifteen (15) days on the date of shareholder’s exercise of such right.

Article 45. The compulsory delisting from the Novo Mercado is subject to a public tender offer with same characteristics of the public tender offer due to the voluntary delisting from the Novo Mercado, pursuant to previous Article.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 46. Any shareholder or group of shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 50% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 50% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 46, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of the Brazilian Corporations Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the fair value, determined in accordance with an appraisal report made as set forth in applicable rules.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a)    it shall be directed equally to all shareholders of the Company;

(b)    it shall be effected by an auction to be held on B3;

(c)    it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d)    it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02;

(e)    it shall be launched at the price determined and settled in cash, in national currency; and

(f)     it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 47. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted pursuant to the procedures provided under Article 4-A of the Brazilian Corporations Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the special general meeting referred to in this Article, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.

§2. In case the special general meeting referred to in the caput decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

Article 48. The requirement to make a mandatory tender offer under Article 46 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 49. The obligations applicable under Article 254-A of the Brazilian Corporations Law and under Article 43 do not exclude the need for the acquiring shareholder to comply with the obligations applicable under this Chapter.

Article 50. The requirement to make a mandatory tender offer under Article 46 shall not be applicable in the following cases:

(a)    if the 50% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(b)    if the 50% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital decrease of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(c)     in the case of sale of control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Article 51. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

(a)    the board of directors may hire specialized external advisors, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b)    the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares also in relation to the price and potential impacts on liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other alternatives to the acceptance of tender offer in analysis available in the market; and (v) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c)    the public tender offer shall be immutable and irrevocable, but it may have conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 52. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 46; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of the Brazilian Corporations Law.

CHAPTER IX

LIQUIDATION

Article 53. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 54. The Company and its shareholders, managers and sitting and alternate members of the fiscal council undertake to resolve by means of arbitration before the Arbitration Chamber of Market, pursuant to its rules, any and all controversy which may arise between or among them arising out of or connection with its condition of issuer, shareholders, managers and members of the Fiscal Council, in particular, deriving from the provisions contained in Law No. 6.385/76, the Brazilian Corporations Law, the Company’s Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, other B3 Rules and Novo Mercado Listing Agreement.

CHAPTER XI

GENERAL PROVISIONS

Article 55. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of the Brazilian Corporations Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors’ meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 56. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offers provided for in these Bylaws are intended to.

** ** **

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer